TRIPLEPULSE, INC.

SUPPLEMENT NO. 2 DATED JULY 30, 2021
TO THE OFFERING CIRCULAR DATED MARCH 29, 2021

This document supplements, and should be read in conjunction with, the offering circular of TriplePulse, Inc. (the "Company", “we”, “our” or “us”), dated March 29, 2021 and filed by us with the Securities and Exchange Commission (the “Commission”) on March 29, 2021 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

● ● ● ● ●

Update the offering price for our common shares throughout the Offering Circular

Update the Broker-Dealer

Update the company performing placement agent functions and administrative and technology-related functions

Update the Escrow Agent

Update the Transfer Agent

OFFERING CIRCULAR

DATED: July 30, 2021

TRIPLEPULSE, INC.

3103 Neilson Way, Suite D,

Santa Monica, CA 90405

(650) 241-8372

trubrain.com

Up to 12,618,056 shares of our Common Stock (the “Shares”), par value $0.0001 per share, at a price of $0.39 per share (the “Offering”), including up to 1,645,833 Shares to be sold by selling stockholders and up to 1,645,833 Shares eligible to be issued as Bonus Shares (as defined in this Offering Circular). The minimum investment is $351 (900 Shares).

SEE “SECURITIES BEING

OFFERED” AT PAGE 32

TriplePulse, Inc. is offering a maximum of 12,618,056 Shares, including up to 1,645,833 Shares to be sold by selling stockholders and up to 1,645,833 Bonus Shares, on a “best efforts” basis without a minimum investment target.*

Subscription amounts shall be held in a segregated account until investor subscriptions are accepted by the Company and Dalmore Group, LLC, member of FINRA/SIPC and the broker/dealer of record for this offering effective as of this filing.

The holders of Shares issued in this Offering will grant an irrevocable voting proxy to our CEO that will limit their ability to vote their shares until the occurrence of certain events specified in the proxy, none of which may ever occur. See “SUMMARY – Rights and Preferences of the Shares” for details.

GENERALLY, NO SALE MAY BE MADE TO YOU IN THIS OFFERING IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN 10% OF THE GREATER OF YOUR ANNUAL INCOME OR NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE 251(d)(2)(i)(C) OF REGULATION A. FOR GENERAL INFORMATION ON INVESTING, WE ENCOURAGE YOU TO REFER TO www.investor.gov.

	Price to Public	Broker-Dealer discount and commissions (***)	Proceeds to issuer	Proceeds to other persons
Per share:	$0.39**	$0.0039	$0.3276	$.0585
Total Maximum (****)	$4,279,166.97	$42,791.67	$3,594,500.25	$641,875.05

*	We are offering up to 10,972,223 Shares, plus up to 1,645,833 additional Shares to be sold by selling stockholders and up to 1,645,833 eligible to be issued as Bonus Shares (as defined in this Offering Circular) to investors based upon investment level, see “Plan of Distribution.”

**	Does not include effective discount that would result from the issuance of Bonus Shares. For details of the effective discount, see “Plan of Distribution.”

***

The Company has engaged Dalmore Group, LLC, member FINRA/SIPC ("Dalmore Group"), as the broker-dealer of record. The Company will pay Dalmore Group in accordance with the terms of the Broker-Dealer Agreement between the Company and Dalmore Group, LLC, attached as Exhibit 1.2 hereto. As compensation for the Services, the Company shall pay to Dalmore a fee equal to 1% of the aggregate amount raised after FINRA issues a No Objection Letter. If the maximum amount of shares is sold, the maximum amount the Company would pay Dalmore Group, LLC is $42,792.

In addition to the commission described above, we will also pay an advance of $5,000 to Dalmore Group. This fee will be used for expenses anticipated to be incurred by the firm such as preparing the FINRA filing, due diligence expenses, working with the Company’s SEC counsel in providing information to the extent necessary, and any other services necessary and required prior to the approval of the offering.

The Company has also engaged Dalmore Group as a consultant to provide ongoing general consulting services relating to the Offering such as coordination with third party vendors and general guidance with respect to the Offering. The Company will pay a one-time Consulting Fee of $20,000 for these services after FINRA issues a No Objection Letter.

Assuming the full amount of the offering is raised, we estimate that the total fees and expenses of the offering payable by the Company to Dalmore Group, LLC will be approximately $67,791.67 in cash. See “Plan of Distribution” for details of compensation payable to third parties in connection with this Offering.

****

These Total Maximum figures include the approximately 1,781,369 shares sold at the previous per share price of $0.36 as of July 30, 2021, the date of this offering circular supplement, along with Total Maximum figures on the remaining shares available at the new per share price of $0.39. At the time of the change of the per share price of the securities as reflected in this offering circular supplement, the Company had surpassed its offering minimum.

The Company estimates that the minimum amount of professional fees directly related to the Offering that we will pay will be approximately $85,000 regardless of the number of shares that are sold in this Offering. Additional expenses will be incurred for state notice filing fees and EDGARization costs. In the event that the maximum Offering amount is sold, the Company anticipates the total Offering expenses will be approximately $290,000, which includes historical expenses and the commission payable to Dalmore Group. The total estimated offering expenses of $290,000 include the costs associated with the issuance of the bonus shares.

The Company previously engaged Prime Trust, LLC, as an escrow agent to hold funds tendered by investors during the course of the engagement with StartEngine Primary. The Company will no longer utilize a third-party escrow account for this offering and all funds tendered by investors will be held in a segregated account until investor subscriptions are accepted by the Company and Dalmore Group. Once investor subscriptions are accepted by the Company and by Dalmore funds will be deposited into an account controlled by the Company.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC” OR THE “COMMISSION”) DOES NOT PASS UPON THE MERITS OR GIVE ITS APPROVAL OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE SEC HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

There is currently no trading market for our Shares.

The Shares have no voting rights.

These are speculative securities. Investing in our Shares involves significant risks. You should purchase these securities only if you can afford a complete loss of your investment. See “Risk Factors” beginning on page 5.

Sales of these securities commenced on March 29, 2021.

The Company shall file periodic reports as required pursuant to Rule 257(b).

We are following the “Offering Circular” format of disclosure under Regulation A.

In this Offering Circular (this “Offering Circular”), the terms “TruBrain,” “Company,” “us” and “we,” refer to TriplePulse, Inc.

THIS OFFERING CIRCULAR MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO OUR MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE OUR ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. WE DO NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Implications of Being an Emerging Growth Company

As an issuer with less than $1.07 billion in total annual gross revenues during our last fiscal year, we will qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and this status will be significant if and when we become subject to the ongoing reporting requirements of the Exchange Act of 1934, as amended (the “Exchange Act”). An emerging growth company may take advantage of certain reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. In particular, as an emerging growth company we

●	will not be required to obtain an auditor attestation on our internal controls over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

●	will not be required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives (commonly referred to as “compensation discussion and analysis”);

●	will not be required to obtain a non-binding advisory vote from our stockholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on-frequency” and “say-on-golden-parachute” votes);

●	will be exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and CEO pay ratio disclosure;

●	may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations, or MD&A; and

●	will be eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards.

We intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under Section 107 of the JOBS Act. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under Section 107 of the JOBS Act.

Under the JOBS Act, we may take advantage of the above-described reduced reporting requirements and exemptions for up to five years after our initial sale of common equity pursuant to a registration statement declared effective under the Securities Act of 1933, as amended (the “Securities Act”), or such earlier time that we no longer meet the definition of an emerging growth company. Note that this Offering, while a public offering, is not a sale of common equity pursuant to a registration statement, since the Offering is conducted pursuant to an exemption from the registration requirements. In this regard, the JOBS Act provides that we would cease to be an “emerging growth company” if we have more than $1.07 billion in annual revenues, have more than $700 million in market value of our Common Stock held by non-affiliates, or issue more than $1 billion in principal amount of non-convertible debt over a three-year period.

Certain of these reduced reporting requirements and exemptions are also available to us due to the fact that we may also qualify, once listed, as a “smaller reporting company” under the Commission’s rules. For instance, smaller reporting companies are not required to obtain an auditor attestation on their assessment of internal control over financial reporting; are not required to provide a compensation discussion and analysis; are not required to provide a pay-for-performance graph or CEO pay ratio disclosure; and may present only two years of audited financial statements and related MD&A disclosure.

SUMMARY

The Summary highlights information contained elsewhere in this Offering Circular and does not contain all the information that you should consider in making your investment decision. Before investing in our Shares, you should carefully read this entire Offering Circular, including our financial statements and related notes. You should consider among other information, the matters described under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The Company

TriplePulse, Inc., a Delaware corporation formed on November 14, 2012, is a science-based Company engaged in the design, development, manufacturing, and distribution of premium food, beverage, and nutrition products. The Company’s flagship TruBrain brand is a community-driven, direct-to-consumer (“DTC”) brand focused on empowering people to do their best thinking. TruBrain helps people push the limits of their cognitive performance by bringing high function food and beverage to mainstream consumers that deliver meaningful and measurable outcomes. TruBrain engages customers through an online DTC membership experience at www.trubrain.com.

Our Products

TruBrain leverages data from leading universities and research institutions worldwide to discover, develop and create products. Our products include a line of food, beverage, and nutrition products that have premium formulation and novel form factors. Our product and science focus allows us to design products with proprietary formulations and innovative systems that we believe differentiates us from our competition.

We thoughtfully craft our product and service offerings and we offer a limited selection of distinct products in each category at various price points, which target a range of consumer needs and budgets. As we expand our product portfolio, we intend to develop cognitive products that address the factors of sleep, diet, meditation, mindfulness, stress, anxiety, distractions, motivation, creativity, and mental endurance across the cognitive range, which will offer distinct and complementary benefits to our existing offerings.

Our Mission

At TruBrain, our mission is to empower people to do their best thinking. We believe that ambitious people want to do more, do things smarter and better, and exceed goals. We believe one of the few weapons for people to get more important things done during their day is efficiency. Solely putting in more hours is not a unique advantage anymore - necessary, but not sufficient. To be more efficient, consumers first need to understand their unique equation for productivity. There are many factors affecting this, including sleep, workouts, mindfulness, meditation, stress, and anxiety. That’s where TruBrain seeks to add value by offering a wide array of products to help support those factors that are below baseline. Consumers are increasingly recognizing quality cognitive nutrition as a key component of a productive lifestyle.

We believe productive output starts with the human brain and how your brainwave states dictate your output. When we sleep better, eat better, workout better, and are better at managing stress, anxiety, and distractions, we experience more productive, creative, happy, and healthy hours while we are awake. As the wellness equation increasingly evolves to include advanced cognitive nutrition, we can help to accelerate this evolution. Our mission is to awaken the potential of a more productive state, and we want TruBrain to become the top-of-mind brand for best-in-class products and experiences that improve how we think and create.

THE OFFERING

We are offering up to 12,618,056 shares of our Common Stock (the “Shares”), par value $0.0001 per share, at a price of $0.39 per share (the “Offering”), including up to 1,645,833 Shares to be sold by selling stockholders and up to 1,645,833 Shares eligible to be issued as Bonus Shares (as defined in this Offering Circular). The minimum investment is $351 (900 Shares).

Rights and Preferences of the Shares

The holders of Shares will be entitled to receive pro rata dividends, if any, when, as, and if declared by our board of directors out of legally available funds, however, subject to any preferential right of the holders of any Preferred Stock or other preferential rights that may have been authorized or that may be authorized and issued in the future. Upon our liquidation, dissolution or winding-up, the holders of our Shares are entitled to share ratably in all assets that are legally available for distribution, subject to any preferential right of the holders of any Preferred Stock that may be authorized and issued in the future.

The holders of Shares issued in this Offering will grant an irrevocable voting proxy to our Chief Executive Officer, that will limit their ability to vote their Shares until the occurrence of certain events specified in the proxy, none of which may ever occur. Such events include (a) the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Shares or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Shares, (b)  a transaction or series of related transactions in which Shares representing more than 50% of our outstanding voting power are acquired from our stockholders, (c) an acquisition by another entity, in which the holders of our voting securities outstanding immediately prior to such transaction, do not retain at least a majority of the total voting power represented by our outstanding voting securities or the voting securities of the other surviving or resulting entity, after such transaction, (d) a sale, exclusive license, transfer, lease or other disposition of all or substantially all of our assets, or (e) our liquidation, dissolution or winding up. See “Securities Being Offered.” The voting rights granted via the proxy are not limited, and include, among other things, the right to vote on the election of our directors, amendments to our organizational documents, and major corporate transactions. So long as the holder is an individual, the proxy will survive the death, incompetency and disability of the holder and, so long as the holder is an entity, the proxy will survive the merger or reorganization of the holder or any other entity holding the Shares. The proxy will also survive transfers of the shares and shall be binding on any transferee of the Shares. The proxy is granted to the person holding the title of Chief Executive Officer, in his capacity as an officer of the Company, and not in his personal capacity, and so would survive his death or removal. The Chief Executive Officer, in his sole discretion, may assign the voting proxy to any of our future officers. The proxy is set out in Section 6 of the Subscription Agreement which appears as Exhibit 4.1 to the Offering Statement of which this Offering Circular forms a part. There exists uncertainty as to whether a court would enforce the irrevocability of the proxy. In addition, the inability of the holders of Shares issued in this Offering to vote their Shares, and the provision of a voting proxy to our Chief Executive Officer, who will essentially have control of every vote of the stockholders, could have an anti-takeover effect as a potential acquirer may wish to call a special meeting of stockholders for the purpose of considering the removal of directors or an acquisition offer, in which case the investors would not have the right to vote in favor of the same.

RISK FACTORS

Investing in our Shares involves risk. In evaluating us and an investment in our Shares, careful consideration should be given to the following risk factors, in addition to the other information included in this Offering Circular. Each of these risk factors could materially adversely affect our business, operating results or financial condition, as well as adversely affect the value of an investment in our Shares. The following is a summary of the risk factors that we currently believe make this Offering speculative or substantially risky. We are still subject to all the same risks faced by all companies in our industry, and to which all such companies in the economy are exposed. These include risks relating to economic downturns, political and economic events and technological developments (such as cyber-security). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

The Commission requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Our financial statements include a going concern note.

Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from investors and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.

We depend on certain key personnel and must attract and retain additional talent.

Our future success depends on the efforts of key personnel and consultants, especially our founder, Christopher Thompson, and our ability to attract and retain additional talent. There can also be no assurance that we can attract and retain key personnel and consultants that we will require to successfully grow our business.

We have a limited operating history and have yet to earn a profit or any significant operating revenue, which makes it difficult to accurately evaluate our business prospects.

We have limited assets, a limited operating history, and minimal operating revenue to date.   Thus, our proposed business is subject to all the risks inherent in new business ventures. The likelihood of success must be considered in light of the expenses, complications, and delays frequently encountered with the start-up of new businesses and the competitive environment in which start-up companies operate.

We face significant competition.

We compete with larger, more established companies who currently have products on the market and/or various respective product development programs that are similar to ours. Many of our competitors have substantially greater financial and marketing resources, larger customer bases, longer operating histories, greater name recognition and more established relationships in the industry than us. Many of these competitors can secure better terms from vendors, adopt more aggressive pricing and devote more resources to technology, infrastructure and marketing. As a result, these competitors can likely take advantage of opportunities more readily, and devote greater resources to development, marketing and sales than us. In addition, there is nothing preventing the existing major supplements companies from adopting our business model and manufacturing and distributing competitive products. There can be no assurance that we will compete successfully with such competitors.

We may not be able to respond to consumer trends.

Demand for our products may be adversely affected by changes in consumer preferences or any inability on our part to innovate or market our products effectively, and any significant reduction in demand could adversely affect our business, financial condition or results of operations. We are a nutritional supplements Company operating in highly competitive categories and markets. To generate revenues and profits, we rely on continued demand for our products and therefore must sell products that appeal to our customers and consumers. In general, changes in consumption in our product categories or consumer demographics could result in reduced demand for our products. Demand for our products depends in part on our ability to anticipate and effectively respond to shifts in consumer trends and preferences, including increased demand for products that meet the needs of consumers who are interested in biohacking, productivity, self-improvement, and long term cognitive and physical health and wellness.

Convertible Promissory Notes currently in default and debt.

The Company currently has Convertible Promissory Notes in the aggregate principal amount of $850,000, that are in default, and which are accruing default interest at a rate of 10% per annum. As of December 31, 2020, the total interest outstanding under the Convertible Promissory Notes was $389,054. Although an Event of Default (as defined in the Convertible Promissory Notes) has occurred, as of the date of this Offering Circular, the Convertible Promissory Note holders have not taken enforcement action against the Company. It is our expectation that the noteholders will not take enforcement action and the noteholders will agree to automatically convert the notes to equity upon reaching their respective qualifying financing event, although it is possible that the Convertible Promissory Note holders may not agree to do so. If the Convertible Promissory Note holders were to take enforcement action against the Company, it could have a material adverse effect on the Company that could affect the ability of the Company to continue as a going concern. In addition, we may have to seek loans from financial institutions, or seek to raise additional capital through the issuance of other convertible debt instruments. Typical loan agreements might contain restrictive covenants which may impair our operating flexibility. A default under any loan agreement could result in a charging order that would have a material adverse effect on our business, results of operations or financial condition.

We will store personally identifiable information of consumers which is subject to vast regulation.

We capture and store certain data about our customers, including, credit card and payment information. Therefore, we are subject to federal, state, provincial and foreign laws regarding privacy and protection of data. Some jurisdictions have enacted laws requiring companies to notify individuals of data security breaches involving certain types of personal data. Evolving regulations regarding personal data and personal information, in the European Union and elsewhere, including, but not limited to, the General Data Protection Regulation, which we refer to as GDPR, the California Consumer Privacy Act of 2018 and similar privacy laws in other states and jurisdictions, may limit or inhibit our ability to operate or expand our business. Such laws and regulations require or may require us to implement privacy and security policies, permit consumers to access, correct or delete personal information stored or maintained by us, inform individuals of security incidents that affect their personal information, and, in some cases, obtain consent to use personal information for specified purposes. Such laws and regulations could restrict our ability and our customers’ ability to collect and use personal information, which may reduce demand for our solutions.

Changing industry standards and industry self-regulation regarding the collection, use and disclosure of data may have similar effects. Existing and future privacy and data protection laws and increasing sensitivity of consumers to unauthorized disclosures and use of personal information may also negatively affect the public’s perception of our brand. If our brand is perceived to cause, or are otherwise unfavorably associated with, invasions of privacy, whether or not illegal, we or our customers may be subject to public criticism.

Any failure on our part to comply with applicable privacy and data protection laws, regulations, policies and standards or any inability to adequately address privacy concerns associated with our solutions, even if unfounded, could subject us to liability, damage our reputation, impair our sales and harm our business. Furthermore, the costs of compliance with, and other burdens imposed by, such laws, regulations, policies and standards may result in a decrease in our profitability and/or limit adoption of and demand for our products.

As a direct-to-consumer marketer, we are subject to extensive regulation. If we are required to pay damages or expenses in connection with legal claims, our business, financial condition and results of operations may be harmed.

Historically, a substantial portion of our revenue has been derived from e-commerce product sales through direct-to-consumer online marketing. As a direct-to-consumer marketer, we are subject to various federal, state and foreign laws and regulations such as the Restore Online Shoppers Confidence Act, which we refer to as ROSCA, and the Dot Com Disclosure Guidance published by the United States Federal Trade Commission (“FTC”), which requires certain disclosures to prevent unfair, deceptive or misleading online advertisements. Our failure to comply with these regulations could, among other things, result in consumer lawsuits, federal investigations, or State Attorney General actions or inquiries. Such claims or inquiries, regardless of their merit, could divert management time and attention away from our business, result in significant costs to investigate and defend, harm our reputation and result in the cessation of certain portions of our business. If we become subject to these or similar types of claims or investigations, and are not successful in their defense, we may be forced to pay damages, some of which may be substantial.

We may be required to collect additional sales taxes or be subject to other tax liabilities that may increase the costs our clients would have to pay for our products and adversely affect our operating results.

In general, in connection with e-commerce product sales, we have not historically collected state or local sales, use or other similar taxes in any jurisdictions in which we do not have a tax nexus, in reliance on court decisions or applicable exemptions that restrict or preclude the imposition of obligations to collect such taxes with respect to online sales of products. In addition, we have not historically collected state or local sales, use or other similar taxes in certain jurisdictions in which we do not have a physical presence, in reliance on applicable exemptions. A number of states have already begun, or have positioned themselves to begin, requiring sales and use tax collection by remote vendors. The details and effective dates of these collection requirements vary from state to state. It is possible that one or more jurisdictions may assert that we have liability for periods for which we have not collected sales, use or other similar taxes, and if such an assertion or assertions were successful it could result in substantial tax liabilities, including for past sales taxes and penalties and interest, which could materially adversely affect our business, financial condition and operating results.

Our products and operations are subject to government regulation and oversight both in the United States and abroad, and our failure to comply with applicable requirements could adversely affect our business and results of operations.

Our ability to sell products is dependent on compliance with outside government regulations, including those issued by the Food and Drug Administration, Federal Trade Commission and other relevant federal, state, and local government laws and regulations. The laws and regulations concerning the selling of consumable products may change, which could adversely affect our business and results of operations.

We are affected by a wide range of governmental laws and regulations. Examples of regulatory agencies influencing our operations include the United States Department of Agriculture (the “USDA”), the Food and Drug Administration (the “FDA”), the Federal Trade Commission (the “FTC”), and the Environmental Protection Agency (the “EPA”), among others. These agencies regulate, among other things, with respect to our products and operations: design, development and manufacturing; product safety; marketing, sales and distribution; record keeping procedures; record keeping procedures; and advertising and promotion.

The regulations to which we are subject are complex and have tended to become more stringent over time. Regulatory changes could result in restrictions on our ability to carry on or expand our operations, or result in higher than anticipated costs or lower than anticipated sales. The failure to comply with applicable regulations could jeopardize our ability to sell our products and result in enforcement actions and third-party lawsuits such as: warning letters, fines, injunctions, product recalls, production delays, or production disruptions. Any of these sanctions could result in higher than anticipated costs or lower than anticipated sales and harm our reputation, business, financial condition and results of operations. We may also be required to take corrective actions, which could require us to make substantial expenditures. In addition, we could be required to indemnify our employees in connection with any expenses or liabilities that they may incur individually in connection with regulatory action against them. As a result, our future business prospects could deteriorate due to regulatory constraints, and our profitability could be impaired by our obligation to provide such indemnification to our employees.

The COVID-19 pandemic could have a material adverse impact on our business, results of operations and financial condition.

On March 11, 2020, the World Health Organization declared COVID-19 a pandemic. The outbreak has resulted in the implementation of significant governmental measures, including lockdowns, closures, quarantines and travel bans, intended to control the spread of the virus. These restrictions, and future prevention and mitigation measures by governments and private entities, are likely to have an adverse impact on global economic conditions and consumer confidence and spending, which could materially adversely affect the supply of materials for our products as well as the demand for our products.

The extent of COVID-19’s effect on our operational and financial performance will depend on future developments, including the duration, spread and intensity of the outbreak, all of which are uncertain and difficult to predict considering the rapidly evolving landscape. As a result, it is not currently possible to ascertain the overall impact of COVID-19 on our business. However, if the pandemic continues to evolve into a severe worldwide health crisis, or in the regions from which we source our raw materials, the disease could have a material adverse effect on our supply chains, customers, business, results of operations, financial condition and cash flows.

In addition, a significant proportion of our products are produced at our partner contract manufacturing facilities in Michigan. If our key supply chain partners are forced to scale back hours of production or close facilities in response to the pandemic, we expect our business, financial condition and results of operations would be materially adversely affected.

Our intellectual property could be unenforceable or ineffective.

One of our most valuable assets is our intellectual property. The Company owns the trademark to our flagship brand TruBrain, and also holds a license to use three (3) pending patent applications seeking to protect certain product formulations, and we plan to explore other opportunities to patent product formulations; however, such patents may never be issued or certain claims may be rejected or may need to be narrowed, which may limit the protection we are attempting to obtain. In addition, companies, organizations, or individuals, including competitors, may hold or obtain patents, trademarks, or other proprietary rights that would prevent, limit, or interfere with our ability to make, use, develop, sell, or market our products and brands. These third parties may have applied for, been granted, or obtained patents that relate to intellectual property, which competes with our intellectual property. This may require us to develop or obtain alternative product formulations, or obtain appropriate licenses under these patents, which may not be available on acceptable terms or at all. Such a circumstance may result in us having to significantly increase development efforts and resources to redesign our technology in order to safeguard our competitive edge against competitors. There is a risk that our means of protecting our intellectual property rights may not be adequate, and weaknesses or failures in this area could adversely affect our business or reputation, financial condition, and/or operating results.

From time to time, we may receive communications from holders of patents or trademarks regarding their proprietary rights. Companies holding patents or other intellectual property rights may bring suits alleging infringement of such rights or otherwise assert their rights and urge us to take licenses. In addition, if we are determined to have infringed upon a third party’s intellectual property rights, we may be required to cease marketing certain of our products, pay substantial damages, seek a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all, and/or establish and maintain alternative branding for our business. We may also need to file lawsuits to protect our intellectual property rights from infringement from third parties, which could be expensive, time consuming, and distract management’s attention from our core operations.

We rely on third parties to provide services essential to the success of our business.

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping and fulfillment, accounting, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers’ operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Supply chain risks.

Fluctuations in the price, availability and quality of the key ingredients or other raw materials included in our products could have a material adverse effect on cost of sales or our ability to meet customer demands. The price and availability of the raw materials in our products may fluctuate significantly, depending on many factors. This could result in lower gross margins and could have a significant adverse effect on our business, financial condition, and operating results. Delays in availability and delivery of raw materials could result in delays of product deliveries, potentially causing decreased sales and financial performance.

Cybersecurity incidents could harm our business and negatively impact its financial results.

We store personally identifiable information, credit card information and other confidential information of our customers and consumers. We may experience successful attempts by third parties to obtain unauthorized access to such personally identifiable information. This information could also be otherwise exposed through human error or malfeasance. The unauthorized access or compromise of this personally identifiable information could have an adverse effect on our business, financial condition and results of operations.

Cybersecurity incidents could endanger the confidentiality, integrity and availability of our information resources and the information it collects, uses, stores and discloses. These incidents may be an intentional attack or an unintentional event and could involve gaining unauthorized access to our information systems for purposes of misappropriating assets, stealing confidential information, corrupting data or causing operational disruption. We believe that it takes reasonable steps to protect the security, integrity and confidentiality of the information we collect, use, store, and disclose, and take steps to strengthen our security protocols and infrastructure, but there is no guarantee that inadvertent or unauthorized data access will not occur despite our efforts. For example, we could be negatively impacted by software bugs or other technical malfunctions, as well as employee error or malfeasance. Any unauthorized access or use of information, virus or similar breach or disruption to our, our customers’, or our partners’ systems could result in disrupted operations, loss of information, damage to our reputation and customer relationships, early termination of our contracts and other business losses, indemnification of our customers and related parties, liability for stolen assets or information, increased cybersecurity protection and insurance costs, financial penalties, litigation, regulatory investigations and other significant liabilities, any of which could materially harm our business.

We may be exposed to material product liability claims, which could increase their costs and adversely affect our reputation and business.

As a marketer and distributor of products designed for human consumption or use, we could be subject to product liability claims if the use of products we market or distribute, is alleged to have resulted in injury or undesired results. Products marketed include food and beverage products. Previously unknown adverse reactions resulting from human consumption of our products could occur.

We maintain product liability insurance with an aggregate limit of $2,000,000 and a per occurrence limit of $1,000,000. We have not had any product liability claims filed against us as of the date of this Offering Circular, but in the future we may be subject to various product liability claims, including, due to product tampering by unauthorized third parties, product contamination, and claims that products had inadequate instructions for use, or inadequate warnings concerning possible side effects and interactions with other substances. The cost of defense can be substantially higher than the cost of settlement even when claims are without merit. The high cost to defend or settle product liability claims could have a material adverse effect on our business and operating results and our insurance, if any, may not be adequate.

We do not own the patent applications on which we partly rely.

Christopher Thompson, our CEO and a director, holds three pending patent applications seeking to protect certain product formulations. We have entered into a license agreement with Mr. Thompson pursuant to which he has granted us an exclusive, royalty-free, sublicensable (through multiple tiers), comprehensive license to use such patents and trade secrets in connection with our business. In addition, any future improvements to such existing patents and trade secrets, shall be owned by Mr. Thompson.

We are dependent on our management team, and the loss of any key member of this team may prevent us from implementing our business plan in a timely manner, or at all.

Our success depends largely upon the continued services of our executive officers and other key personnel, particularly Christopher Thompson. Our executive officers or key personnel could terminate their employment with us at any time without penalty. The loss of one or more of these executive officers or key personnel could seriously harm our business and may prevent us from implementing our business plan in a timely manner, or at all.

We depend upon internet search engines and other providers of digital advertising to attract a significant portion of our potential customers to our website, and any change in the prominence of our website in either paid or algorithmic search result listings or an increase in purchasing digital ads could cause the number of visitors to our website and our revenue to decline.

We depend in significant part on various internet platforms such as Google, Facebook, Adroll, and other providers of digital advertising to direct a significant number of potential customers to our website. Search websites typically provide two types of search results, algorithmic and paid listings. Algorithmic, or organic, listings are determined and displayed solely by a set of formulas designed by search companies. Paid listings can be purchased and then are displayed if particular words are included in a user’s internet search. Placement in paid listings is generally not determined solely on the bid price, but also takes into account the search engines’ assessment of the quality of the website featured in the paid listing and other factors. We rely on both algorithmic and paid search results, as well as digital advertising on other websites and through other providers, to direct a substantial share of the visitors to our website.

Our ability to maintain the number of visitors to our website from internet search websites and other websites is not entirely within our control. For example, internet search websites frequently revise their algorithms in an attempt to optimize their search result listings or to implement their internal standards and strategies. Changes in the algorithms could cause our website to receive less favorable placements, which could reduce the number of users who visit our website. We have experienced and continue to experience fluctuations in the search result rankings for our website.

In addition, the prominence of the placement of our advertisements is in part determined by the amount we are willing to pay for the advertisement. We bid against our competitors for the display of paid search engine advertisements and some of our competitors have greater resources with which to bid and better brand recognition than we have. If competition for the display of paid advertisements in response to search terms related to our product categories increases, our online advertising expenses could rise significantly, and we may be required to reduce the number of our paid search advertisements. If we reduce our advertising with search engines, our consumer traffic may significantly decline, or we may be unable to maintain a cost-effective search engine marketing program.

Other factors, such as search engine technical difficulties, search engine technical changes and technical or presentation changes we make to our website, could also cause our website to be listed less prominently in algorithmic search results. Any adverse effect on the placement of our website in search engine results could reduce the number of users who visit our website and drive up the cost of customer acquisition. If visits to our website decrease, our revenue may decline, and we may need to resort to more costly sources to acquire new customers and such decreased revenue and/or increased expense could materially and adversely affect our business and profitability.

We may not be able to successfully implement our growth strategy for our brand on a timely basis or at all.

We believe that our future success depends, in part, on our ability to implement our strategy of leveraging our existing brand and products to drive increased sales. Our ability to implement this strategy depends, among other things, on our ability to:

•	successfully compete in the product categories in which we choose to operate;

•	introduce new and appealing products and successfully innovate on our existing products;

•	develop and maintain consumer interest in our brand; and

•	increase our brand recognition and loyalty.

We may not be able to implement this strategy successfully. Our planned marketing expenditures may not result in increased total sales or generate sufficient levels of consumer interest or brand awareness, and our high rates of sales and income growth may not be sustainable over time. Our sales and results of operations will be negatively affected if we fail to implement our growth strategy or if we invest resources in a growth strategy that ultimately proves unsuccessful.

Litigation and regulatory enforcement concerning marketing and labeling of food products could adversely affect our business and reputation.

The marketing and labeling of any food product in recent years has brought increased risk that consumers will bring class action lawsuits and that the FTC and/or state attorneys general will bring legal action concerning the truth and accuracy of the marketing and labeling of the product. Examples of causes of action that may be asserted in a consumer class action lawsuit include fraud, unfair trade practices and breach of state consumer protection statutes. The FTC and/or state attorneys general may bring legal action that seeks removal of a product from the marketplace and impose fines and penalties. Even when unmerited, class claims, action by the FTC or state attorneys general enforcement actions can be expensive to defend and adversely affect our reputation with existing and potential customers and consumers and our corporate and brand image, which could have a material and adverse effect on our business, financial condition or results of operations.

We may be subject to specific FTC endorsement and/or testimonial regulations that would interfere with our advertising, marketing and labeling strategies.

The FTC revised its Guides Concerning the Use of Endorsements and Testimonials in Advertising (the “Guides”), which became effective on December 1, 2009. Although the Guides are not binding, they explain how the FTC interprets Section 5 of the FTC Act’s prohibition on unfair or deceptive acts or practices. Consequently, the FTC could bring a Section 5 enforcement action based on practices that are inconsistent with the Guides. Under the revised Guides, advertisements that feature a consumer and convey his or her atypical experience with a product or service are required to clearly disclose the results that consumers can generally expect. In contrast to the 1980 version of the Guides, which allowed advertisers to describe atypical results in a testimonial as long as they included a disclaimer such as “results not typical,” the revised Guides no longer contain such a safe harbor. The revised Guides also add new examples to illustrate the long-standing principle that “material connections” between advertisers and endorsers (such as payments or free products), connections that consumers might not expect, must be disclosed. While we do request that public persons who we provide samples of product disclose their relationship with us prior to sharing on social media or other endorsement, we cannot ensure all recipients comply with this request. We have continually adapted our marketing efforts to be compliant with the revised Guides. However, it is possible that our use, and that of our employees, of testimonials in the advertising and promotion of our products will be significantly impacted and therefore might negatively affect our sales.

Risks Related to the Offering of our Shares.

This Offering is being conducted on a “best efforts” basis and does not require a minimum amount to be raised. As a result, we may not be able to raise enough funds to fully implement our business plan and our investors may lose their entire investment.

We are offering Shares in the amount of up to $4,279,166.97 in this Offering, but may sell much less. The Offering is being conducted on a “best efforts” basis and does not require a minimum amount to be raised. If we are not able to raise sufficient funds, we may not be able to fund our operations as planned, and our growth opportunities may be materially adversely affected. This could increase the likelihood that an investor may lose their entire investment.

Up to 15% of the proceeds of this Offering may be used for non-company purposes.

With our selling securityholders, up to 15% (but no more than 15%) of the proceeds of this Offering will not be invested in our growth. See “Use of Proceeds and Selling Shareholders.”

If we cannot raise sufficient funds, we may not succeed.

Even if the maximum amount is raised in this Offering, we may need additional funds in the future in order to grow, and if we cannot raise those funds for whatever reason, including reasons outside our control, such as another significant downturn in the economy, we may not survive.

Terms of subsequent financings may adversely impact your investment.

Even if we are successful in this Offering, we may need to engage in common equity, debt or Preferred Stock financings in the future. Your rights and the value of your investment in the Shares could be reduced. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designations, rights, preferences, and limitations as needed to raise capital. The terms of Preferred Stock could be more advantageous to those investors than to the holders of Shares. In addition, if we need to raise more equity capital from the sale of equity securities, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment.

Investors may suffer immediate dilution as a result of the conversion of Convertible Promissory Notes upon the closing of this Offering.

We currently have three (3) outstanding Convertible Promissory Notes having aggregate principal balances of $850,000, and which are accruing interest at 10% per annum. As of December 31, 2020, the total interest outstanding under the Convertible Promissory Notes was $389,054. Each of the Convertible Promissory Notes may convert into shares per the Convertible Promissory Note agreements, which may require consent of the Convertible Promissory Note holders. Upon a qualified financing, which is set to occur upon a bona fide sale of equity in minimum amount $1,500,000, which may require the consent of the Convertible Promissory Note holders, the outstanding principal and interest convert into that number of shares of the stock issued in the Qualified Financing (the "Qualified Financing Stock") and shares of Common Stock of the Company determined by dividing the Outstanding Amount by a conversion price equal to the lesser of (i) the price per share of the Qualified Financing Stock sold by the Company in the Qualified Financing, discounted by 20%, and (ii) the price determined by dividing a pre-money valuation of $4,000,000.00 by the number of outstanding shares of the Common Stock on a fully-diluted and as-converted basis immediately prior to the closing of the Qualified Financing (not including the Excluded Shares). Of those shares, the number of Qualified Financing Stock will equal (x) the Outstanding Amount, divided by (y) the price per share paid by the other investors purchasing the Qualified Financing Stock in the Qualified Financing. Any remaining shares will be Common Stock.

The Qualified Financing Stock delivered to the noteholder pursuant to such conversion shall have the same rights, preferences, privileges as the Qualified Financing Stock delivered to other investors in the Qualified Financing, and the noteholder shall enjoy the same contractual rights as other investors in the Qualified Financing. See “Securities Being Offered” for details.

Because no public trading market for our Shares currently exists, it will be difficult for you to sell your Shares and, if you are able to sell your Shares, you may have to sell them at a substantial discount to the price you paid for the Shares.

There is no public market for our Shares. Until our Shares are listed on an exchange, if ever, you may not sell your Shares unless the buyer meets the applicable suitability and minimum purchase standards. Therefore, it will be difficult for you to sell your Shares promptly or at all. If you are able to sell your Shares, you may have to sell them at a substantial discount to the price you paid for the Shares.

Using a credit card to purchase shares may impact the return on your investment as well as subject you to other risks inherent in this form of payment.

Investors in this Offering have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company (which can reach 5% of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the shares you buy and would be in addition to the DealMaker processing fee. See “Plan of Distribution.” The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g. minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this Offering, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment.

The Commission’s Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018 entitled: Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

Investors in our Shares will have to assign their voting rights.

As part of this investment, each investor in this Offering will be required to agree to the terms of the Subscription Agreement included as Exhibit 4.1 to the Offering Statement of which this Offering Circular is a part. By each such investor’s execution of the Subscription Agreement and under the terms thereof, investors will grant an irrevocable proxy, giving the right to vote its Shares to our President (the “Proxy”). That will limit investors’ ability to vote their Shares until the events specified in the proxy, which include (a) the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Shares or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Shares, (b) a transaction or series of related transactions in which Shares representing more than 50% of our outstanding voting power are acquired from our stockholders, (c) an acquisition by another entity, in which the holders of our voting securities outstanding immediately prior to such transaction, do not retain at least a majority of the total voting power represented by our outstanding voting securities or the voting securities of the other surviving or resulting entity, after such transaction, (d) a sale, exclusive license, transfer, lease or other disposition of all or substantially all of our assets, or (e) our liquidation, dissolution or winding up. While it is currently contemplated that we will allow investors to vote or have input on certain aspects of our operations, such as which players to start in a particular fantasy game and the hiring and termination of our general manager, we are not obligated to provide such rights, and, if we do, we may terminate those rights at any time. Therefore, there is no guarantee that investors will be able to influence any decisions related to us.

In addition, the inability of the holders of Shares issued in this Offering to vote their Shares, and the provision of a voting proxy to our President, who will essentially have control of every vote of the stockholders, could have an anti-takeover effect as a potential acquirer may wish to call a special meeting of stockholders for the purpose of considering the removal of directors or an acquisition offer, in which case the investors would not have the right to vote in favor of the same.

Our subscription agreement limits the liability of the Proxy and provides the Proxy with certain indemnification rights against the investors.

In addition, under the Subscription Agreement, other than with respect to the gross negligence or willful misconduct of the Proxy, the Proxy will not be liable for any actions he/she takes or fails to take, in his/her capacity as the Proxy, while acting in good faith. Therefore, if the Proxy takes actions or omits to take actions which investors deem to be not in their best interests, as long as such actions do not constitute gross negligence or willful misconduct, and the Proxy is acting in good faith, the investors would not have any recourse against the Proxy. In addition, under the Subscription Agreement, each investor agrees to indemnify the Proxy from all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses arising out of or in connection with any act done or omitted in the Proxy’s capacity as representative of such investor, in each case as such losses are suffered or incurred. While it is uncertain whether a court would enforce such provision, if it did, investors in this Offering could have indemnification obligations to the Proxy.

Management discretion as to use of proceeds.

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described herein is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

The Subscription Agreement includes an exclusive venue provision.

Pursuant to our Subscription Agreement, investors will be agreeing that any state or federal court located within the State of California and no other place will be the sole and exclusive forum for, among other things, (i) any derivative action or proceeding brought on behalf of us; (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders; (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law; (iv) any action, suit or counterclaim arising out of the Subscription Agreement; or (v) any other action arising under the Securities Act or the Securities Exchange Act. Therefore, investors may be compelled to travel to California to prosecute or defend any claims involving us. This provision may limit a holder’s ability to bring a claim against the Company and its directors, officers, or other employees, in a judicial forum that it finds favorable for disputes, and therefore, may discourage lawsuits with respect to such claims.

Investors in this Offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under these agreements.

Investors in this Offering will be bound by the subscription agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the Company arising out of or relating to the subscription agreement. By signing this agreement, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor’s jury trial rights following consultation with the investor’s legal counsel.

If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Delaware, which governs the subscription agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement.

If you bring a claim against the Company in connection with matters arising under the subscription agreement, including claims under federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the Company. If a lawsuit is brought against the Company under the subscription agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the subscription agreement with a jury trial. No condition, stipulation or provision of the subscription agreement serves as a waiver by any holder of Shares or by the Company of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws.

The holders of Preferred Stock have preferential rights to distributions upon a voluntary liquidation, dissolution, winding up, and deemed liquidation events.

Upon a voluntary liquidation, dissolution or winding up of us, our sale of all or substantially all of our assets and certain acquisitions, the holders of our Series Seed Preferred Stock and Series Seed-B Preferred Stock, are entitled to receive, respectively, $0.30 and $0.60, per share, plus any declared and unpaid dividends, in distributions, before any funds are distributed to the holders of Common Stock. As of the date hereof, upon a Liquidation Event, the holders of outstanding Preferred Stock would be entitled to receive the first $45,000 in distributions, with the remaining amounts being split pro rata amongst the holders of Common Stock. See “Securities Being Offered – Certificate of Incorporation – Liquidation Rights.”

The holders of Preferred Stock have certain voting rights that may prevent us from taking certain corporate actions that may be in the best interests of the holders of our Common Stock.

As long as there are any shares of Preferred Stock outstanding, we may not, do any of the following without the vote of the holders of a majority of the outstanding shares of Preferred Stock, voting together as a single class: (1) alter or change the rights, powers or privileges of the Preferred Stock as set forth in our Certificate of Incorporation, in any way that adversely affects the Preferred Stock, (2) increase or decrease the authorized number of shares of Preferred Stock (or any series thereof), (3) authorize or create any new class or series of capital stock having rights, powers or privileges that are senior to any series of Preferred Stock, (4) redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consulting agreements giving us the right to repurchase such share at the original cost thereof upon termination of services, or (5) declare or pay any dividend or otherwise make a distribution to the holders of Preferred Stock or Common Stock. Therefore, the holders of our Preferred Stock, may prevent us from taking certain corporate actions, that our board of directors may be in the best interests of the holders of our Common Stock. See “Securities Being Offered – Certificate of Incorporation – Voting Rights.”

We are not likely to pay cash dividends in the foreseeable future.

We currently intend to retain any future earnings for use in the operation and expansion of our business. Accordingly, we do not expect to pay any cash dividends in the foreseeable future but will review this policy as circumstances dictate.

One or more of our classes of shares may be subject to registration under the Exchange Act.

Companies with total assets above $10 million and more than 2,000 holders of record of its equity securities, or 500 holders of record of its equity securities who are not accredited investors, at the end of their fiscal year, must register that class of equity securities with the SEC under the Exchange Act. There are currently over 2,000 holders of our Shares. If and when we are deemed to have assets above $10 million, we could be required to register our Shares with the SEC under the Exchange Act, which would be a laborious and expensive process. In addition, if such registration takes place, we will have materially higher compliance and reporting costs going forward.

Foreign securities laws.

Prior to accepting any subscriptions from residents of foreign jurisdictions, we intend to consult with local counsel to ensure we accept any such subscription in compliance with local law. If, however, we accept any subscriptions and fail to comply with local law, it may subject us to regulatory actions in such foreign jurisdictions.

DILUTION

Dilution means a reduction in value, control or earnings of the shares an investor owns.

Immediate dilution

An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their “sweat equity” into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is diluted because all the shares are worth the same amount, and you paid more than earlier investors for your shares. Collectively, we refer to early private placement investors as the “Private Placement Investors”. Later in its development, when the business seeks cash investments from new, unrelated investors, like you and the other investors in our Regulation CF Offering (the “Regulation CF Investors”), the new investors often pay a higher price for their securities than the price paid by the Founders and the Private Placement Investors.

The following table (as of December 31, 2020) demonstrates the price that new investors are paying for their shares with the effective cash price paid by existing shareholders. The average price per share for shares issued in this offering is reflected in the table. This method gives investors a better picture of what they will pay for their investment compared to the Company’s insiders than just including such transactions for the last 12 months, which is what the SEC requires. The share numbers and amounts in this table reflect the 50-to-1 Common Stock split effected in 2019 and assumes (1) conversion of all issued shares of Preferred Stock into shares of Common Stock and (2) conversion of all outstanding warrants and options into shares of Common Stock at weighted average exercise price. The tables do not include the shares underlying our currently outstanding Convertible Promissory Notes, which if converted, will result in a dilution of your investment.

Share Class	Years Issued	Issued Shares	Potential Shares	Total Issued and Potential Shares	Effective cash price per share at issuance or potential conversion
Common	2012-2020	45,329,200		45,329,200	$0.04
Series Seed Preferred (share # is upon conversion into Common Stock)	2012	3,333,300		3,333,300	$0.01
Series Seed-B Preferred (share # is upon conversion into Common Stock)	2013	2,083,350		2,083,350	$0.01
Common Warrant	Various		211,350	211,350
Series Seed-B Warrants	2013		104,150	104,150
Options	2015		250,000	250,000
Total Common Stock Equivalents		50,745,850	565,500	51,311,350	$0.04
Investors in this Offering, assuming $4,279,166.97 raised		10,972,223	1,645,833	12,618,056	$0.39
Total after inclusion of this Offering		61,718,073	2,211,333	63,929,406

Future dilution

Another important way of looking at dilution is the dilution that happens due to future actions by the Company. The investor’s stake in a Company could be diluted due to the Company issuing additional shares of Common Stock or securities convertible into shares of Common Stock. In other words, when the Company issues more securities, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger Company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

In addition, if we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the Company sells more shares, or other equity securities in a “down round,” meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

●	In June 2014, Ben invests $20,000 in shares that represent 2% of a Company valued at $1 million.

●	In December, the Company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Ben now owns only 1.3% of the Company but his stake is worth $200,000.

●	In June 2015, the Company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the “down round”). Ben now owns only 0.89% of the Company and his stake is worth only $26,660.

This type of dilution might also happen upon conversion of Convertible Promissory Notes, stock options or warrants into shares. Typically, the terms of Convertible Promissory Notes issued by early-stage companies provide that in the event of another round of financing, the holders of the Convertible Promissory Notes get to convert their notes into equity at a “discount” to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, Convertible Promissory Notes may have a “price cap” on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the Convertible Promissory Notes get more shares for their money than new investors. In the event that the financing is a “down round,” the holders of the Convertible Promissory Notes will dilute existing equity holders, and even more than the new investors do because they get more shares for their money.

We currently have three (3) outstanding Convertible Promissory Notes having aggregate principal balances of $850,000, and which are accruing interest at 10% per annum. As of December 31, 2020, the total interest outstanding under the Convertible Promissory Notes was $389,054. Each of the Convertible Promissory Notes may automatically convert into shares per the Convertible Promissory Note agreements, which may require the consent of the Convertible Promissory Note holders. Upon a qualified financing, which is set to occur upon a bona fide sale of equity in minimum amount $1,500,000, which may require the consent of the Convertible Promissory Note holders, the outstanding principal and interest convert into that number of shares of the stock issued in the Qualified Financing (the "Qualified Financing Stock") and shares of Common Stock of the Company determined by dividing the Outstanding Amount by a conversion price equal to the lesser of (i) the price per share of the Qualified Financing Stock sold by the Company in the Qualified Financing, discounted by 20%, and (ii) the price determined by dividing a pre-money valuation of $4,000,000.00 by the number of outstanding shares of the Common Stock on a fully-diluted and as-converted basis immediately prior to the closing of the Qualified Financing (not including the Excluded Shares). Of those shares, the number of Qualified Financing Stock will equal (x) the Outstanding Amount, divided by (y) the price per share paid by the other investors purchasing the Qualified Financing Stock in the Qualified Financing. Any remaining shares will be Common Stock.

The Qualified Financing Stock delivered to the noteholder pursuant to such conversion shall have the same rights, preferences, privileges as the Qualified Financing Stock delivered to other investors in the Qualified Financing, and the noteholder shall enjoy the same contractual rights as other investors in the Qualified Financing.

If you are making an investment expecting to own a certain percentage of the Company or expecting each Class A Share to hold a certain amount of value, it’s important to realize how the value of the Shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

PLAN OF DISTRIBUTION

The Company is offering a maximum of 12,618,056 Shares, including up to 1,645,833 Shares to be sold by selling stockholders and up to 1,645,833 Bonus Shares, on a “best efforts” basis.

The Offering will terminate at the earlier of: (1) the date at which the maximum offering amount has been sold, (2) the date which is one year from this Offering being qualified by the Commission, or (3) the date at which the Offering is earlier terminated by us in our sole discretion.

The cash price per share of the Shares is $0.39.

We may undertake one or more closings on a rolling basis. After each closing, funds tendered by investors will be available to us. Following the Offering, we shall be subject to the reporting requirements pursuant to Rule 257(b).

We have engaged Dalmore Group, LLC (“Dalmore Group”) a broker-dealer registered with the SEC and a member of FINRA, to perform brokerage services in accordance with a broker-dealer agreement dated May 26, 2021 (“Broker-Dealer Agreement”) on a best efforts basis. StartEngine Primary is no longer involved as a participant for this offering effective as of this filing date and the posting agreement in Exhibit 1.1 no longer governs the brokerage services of this Offering. Dalmore Group is under no obligation to purchase any securities or arrange for the sale of any specific number or dollar amount of securities. Persons who desire information about the Offering may find it at https://www.trubrainstock.com/. This Offering Circular will be furnished to prospective investors via download 24 hours per day, 7 days per week on the trubrainstock.com website.

In addition, the Company has engaged Novation Solutions Inc. (“DealMaker”), a technology company, to perform administrative and technology-related functions in connection with this Offering on its platform. The Company previously engaged Prime Trust, LLC, as an escrow agent to hold funds tendered by investors during the course of the engagement with StartEngine Primary. The Company will no longer utilize a third-party escrow account for this offering and all funds tendered by investors will be held in a segregated account until investor subscriptions are accepted by the Company and Dalmore Group. Once investor subscriptions are accepted by the Company and by Dalmore funds will be deposited into an account controlled by the Company.

Commissions and Discounts

The following table shows the total discounts and commissions payable to Dalmore Group in connection with this Offering:

	Per Share	Total
Public Offering Price	$0.39	$4,279,167
Placement Agent Commissions	$0.01365	$42,792
Proceeds, before expenses, to us	$0.3276	$3,594,500
Proceeds, before expenses, to other persons	$0.0585	$641,875

Other Terms

Dalmore Group, LLC has also agreed to perform the following services in exchange for the compensation discussed above:

•	Review investor information, including KYC (Know Your Customer) data, perform AML (Anti-Money Laundering) and other compliance background checks, and provide a recommendation to the Company whether or not to accept investor as a customer of the Company;

•	Review each investor’s subscription agreement to confirm such Investors participation in the offering, and provide a determination to the Company whether or not to accept the use of the subscription agreement for the Investors participation;

•	Contact and/or notify the issuer, if needed, to gather additional information or clarification on an investor;

•	Not provide any investment advice nor any investment recommendations to any investor;

•	Keep investor details and data confidential and not disclose to any third-party except as required by regulators or in our performance under this Agreement (e.g. as needed for AML and background checks);

•	Coordinate with third party providers to ensure adequate review and compliance.

In addition to the commission described above, we will also pay an advance of $5,000 to Dalmore Group. This fee will be used for expenses anticipated to be incurred by the firm such a preparing the FINRA filing, due diligence expenses, working with the Company’s SEC counsel in providing information to the extent necessary, and any other services necessary and required prior to the approval of the offering. This is in addition to the $15,000 advance that was previously paid to StartEngine Primary, along with the 35,627 shares issued to StartEngine Primary, subject to FINRA lockup restrictions pursuant to FINRA Rule 5110(e)(1), and a lock up period of 180 days immediately following the date of the commencement of sales in this offering.

The Company has also engaged Dalmore Group as a consultant to provide ongoing general consulting services relating to the Offering such as coordination with third party vendors and general guidance with respect to the Offering. The Company will pay a one-time Consulting Fee of $20,000 for these services.

Assuming the full amount of the offering is raised, we estimate that the total fees and expenses of the offering payable by the Company to Dalmore Group, LLC will be approximately $67,791.67 in cash.

The Company intends to use an online platform provided by Novation Solutions Inc. (“DealMaker”), a technology company, at the domain name www.trubrainstock.com (the “Online Platform”) to provide technology tools to allow for the sales of securities in this Offering. In addition, DealMaker will assist with the facilitation of credit and debit card payments through the Online Platform. Fees for credit and debit card payments will be incurred by the Company in accordance with the services agreement dated May 19, 2021 (the “DealMaker Agreement”).

Bonus Shares; Discounted Price for Certain Investors

Certain investors in this Offering are eligible to receive additional shares of Common Stock (effectively a discount) for their shares purchased (“Bonus Shares”) equal to 5%, 10%, or 15% of the shares they purchase, depending upon the investment level of such investors. See “—Perks” below. Fractional shares will not be distributed and Bonus Shares will be determined by rounding down to the nearest whole share. Investors receiving the 5% bonus will pay an effective price of approximately $0.37 per share, while investors receiving the 10% bonus will pay an effective price of approximately $0.35 per share, and investors receiving the 15% bonus will pay an effective price of approximately $0.34 per share. The Company will absorb the cost of the issuance of the Bonus Shares; to the extent any are issued, it will reduce the proceeds that the Company and selling stockholders receive. Of the 1,645,833 Bonus Shares available in this Offering, 1,398,958 are being made available by the Company and 246,875 are being made available by the selling stockholders.

Escrow Agent

The Company previously engaged Prime Trust, LLC, as an escrow agent to hold funds tendered by investors during the course of the engagement with StartEngine Primary. Prime Trust was previously compensated with an escrow cash management fee in the amount of 0.5% of the funds held in escrow prior to any closing, which totaled $21,515.16 as of July 30, 2021. The Company will no longer utilize a third-party escrow account for this offering and all funds tendered by investors will be held in a segregated account until investor subscriptions are accepted by the Company and Dalmore Group. Once investor subscriptions are accepted by the Company and by Dalmore funds will be deposited into an account controlled by the Company.

No Minimum Offering Amount

The shares being offered will be issued in one or more closings. No minimum number of shares must be sold before a closing can occur. Potential investors should be aware that there can be no assurance that any other funds will be invested in this Offering other than their own funds.

Selling Securityholders

Christopher Thompson, the Company’s CEO, will sell up to 1,645,833 shares in the Company and make available up to 246,875 Bonus Shares. The shares exchanged and offered will not exceed 15% of the shares sold through this Offering.

Selling Securityholders	Amount of shares owned by the securityholder (before the offering)	Maximum amount of shares offered by selling security holder account (in the event of 100% of shares sold)	Amount of shares owned after the offering (in the event of 100% of shares sold)
Christopher Thompson	30,000,000	1,645,833	28,354,167
Percent of class (pre-offering amounts)	54.94%	3.01%	51.92%

Selling securityholders share offering represents 3.01% of the pre-offering percent of the class of shares, in the event of the maximum securities sold in this offering.

Investors’ Tender of Funds

After the Offering Statement has been qualified by the Commission, we will accept tenders of funds to purchase whole shares. Prospective investors who submitted non-binding indications of interest during the “test the waters” period will receive an automated message from us indicating that the Offering is open for investment. We will conduct multiple closings on investments (so not all investors will receive their shares on the same date).

The minimum investment in this offering is $351, or 900 shares of Common Stock.

The minimum investment in this offering before the share price increase for Common Stock, which is reflected in the Offering Circular Supplement dated March 29, 2021, was $351, or 975 shares of Common Stock.

Process of Subscribing

You will be required to complete a subscription agreement in order to invest. The subscription agreement includes a representation by the investor to the effect that, if you are not an “accredited investor” as defined under securities law, you are investing an amount that does not exceed the greater of 10% of your annual income or 10% of your net worth (excluding your principal residence).

If you decide to subscribe for the Shares in this Offering, you should complete the following steps:

1.	Go to the Company’s page on www.trubrainstock.com/ and click on the “Invest Now” button;

2.	Complete the online investment form;

3.	Deliver funds directly by wire, debit card, credit card or electronic funds transfer via ACH to the specified account;

4.	Once funds or documentation are received an automated AML check will be performed to verify the identity and status of the investor;

5.	Once AML is verified, investor will electronically receive, review, execute and deliver to us a Subscription Agreement.

Any potential investor will have ample time to review the subscription agreement, along with their counsel, prior to making any final investment decision. Dalmore Group will review all subscription agreements completed by the investor. After Dalmore Group has completed its review of a subscription agreement for an investment in the Company, the funds will be deposited into an account controlled by the Company.

If the subscription agreement is not complete or there is other missing or incomplete information, the funds will not be released until the investor provides all required information.

All funds tendered (by wire, debit card, credit card or electronic funds transfer via ACH to the specified account or deliver evidence of cancellation of debt) by investors will be held in a segregated account until investor subscriptions are accepted by the Company and Dalmore Group.

We maintain the right to accept or reject subscriptions in whole or in part, for any reason or for no reason, including, but not limited to, in the event that an investor fails to provide all necessary information, even after further requests from the Company, in the event an investor fails to provide requested follow up information to complete background checks or fails background checks, and in the event the Company receives oversubscriptions in excess of the maximum Offering amount.

In the interest of allowing interested investors as much time as possible to complete the paperwork associated with a subscription, we have not set a maximum period of time to decide whether to accept or reject a subscription. If a subscription is rejected, funds will not be accepted by wire transfer or ACH, and payments made by credit or debit card will be returned to subscribers within 30 days of such rejection without deduction or interest. Upon acceptance of a subscription, the Company will send a confirmation of such acceptance to the subscriber.

Upon confirmation that an investor’s funds have cleared, the Company will instruct the Transfer Agent (defined below) to issue shares to the investor. The Transfer Agent will notify an investor when shares are ready to be issued and the Transfer Agent has set up an account for the investor.

Investor Perks

To encourage participation in the Offering, we are providing specific perks for investors who purchase a minimum of 900 Shares in this Offering. Additional perks are available for purchases of a greater number of Shares. We are of the opinion that these perks are a “thank you” to investors that help us achieve our mission and do not alter the sales price or cost basis of the securities in this Offering. However, it is recommended that investors consult a tax professional to fully understand any tax implications of receiving any perks before investing. The table below presents the investment level to receive the stated perk:

Investment Amount	Rewards
$351	Tier 1 • 5% Lifetime discount on our products.* • Product Bundle (includes 4 Bars, 20 Drinks, 8 Sleep Drinks, and 1 TruBrain merchandise).
$700	Tier 2 • 15% Lifetime discount on our products.* • Product Bundle (includes 4 Bars, 20 Drinks, 8 Sleep Drinks, and 1 TruBrain merchandise).
$1,500	Tier 3 • 30% Lifetime discount on our products.* • Product Bundle (includes 4 Bars, 20 Drinks, 8 Sleep Drinks, and 1 TruBrain merchandise).
$3,000	Tier 4 • 40% Lifetime discount on our products.* • Product Bundle (includes 4 Bars, 20 Drinks, 8 Sleep Drinks, and 1 TruBrain merchandise).
$5,000	Tier 5 • 50% Lifetime discount on our products.* • 5% Bonus Shares • Product Bundle (includes 4 Bars, 20 Drinks, 8 Sleep Drinks, and 1 TruBrain merchandise).
$10,000	Tier 6 • 50% Lifetime discount on our products.* • 10% Bonus Shares • Product Bundle (includes 4 Bars, 20 Drinks, 8 Sleep Drinks, and 1 TruBrain merchandise). • Beta test group**
$25,000

Tier 7

•         50% Lifetime discount on our products.*

•         15% Bonus Shares

•         Product Bundle (includes 4 Bars, 20 Drinks, 8 Sleep Drinks, and 1 TruBrain merchandise).

•         Annual conference call with TruBrain’s CEO Meeting.

* Discount excludes promotional, sale, prepaid, bundled, and trial products. Products must be for personal use and may not be resold.

** Beta test group includes early access to product innovations and sample testing for feedback.

Transfer Agent

The Company has engaged Equiniti Trust Company, a registered transfer agent with the SEC, who will serve as transfer agent (the “Transfer Agent”) to maintain shareholder information on a book-entry basis.

Provisions of Note in Our Subscription Agreement

Our subscription agreement includes a forum selection provision that requires that any claim against the Company based on the subscription agreement, including arising under the federal securities laws, is to be brought in any state or federal court located within the State of California and no other place. This forum selection provision may limit investors’ ability to bring claims in judicial forums that they find favorable to such disputes and may discourage lawsuits with respect to such claims. Notwithstanding that the subscription agreement includes a forum selection provision that requires claims against the Company arising under the federal securities laws to be brought in any state or federal court in the State of California and no other place, there is uncertainty on whether a court would enforce the provision and investors cannot waive compliance with the federal securities laws and their rules and regulations.  The Company has adopted this provision to limit the time and expense incurred by its management to challenge any such claims. As a Company with a small management team, this provision allows its officers to not lose a significant amount of time traveling to any particular forum so they may continue to focus on operations of the Company.

Jury Trial Waiver

The subscription agreement provides that subscribers waive the right to a jury trial of any claim they may have against us arising out of or relating to the subscription agreement, including claims under federal securities law. By signing the subscription agreement, the investor warrants that the investor has reviewed this waiver with the investor’s legal counsel, and knowingly and voluntarily waives his or her jury trial rights following consultation with the investor’s legal counsel. If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable given the facts and circumstances of that case in accordance with applicable case law.

USE OF PROCEEDS

Because the Offering is a “best efforts” Offering, we may close the Offering without sufficient funds for all the intended purposes set out above or even to cover the costs of the Offering.

We estimate that, at a per share price of $0.39, the net proceeds to the Company from this Offering will be approximately $3,594,500, after deducting the estimated Offering expenses of approximately $290,000 (including, payment to Dalmore Group and other Offering expenses) and after deducting the proceeds to the selling securityholders of approximately $641,875. The total estimated offering expenses of $290,000 include the costs associated with the issuance of the bonus shares. The gross proceeds in the table below does not include $641,875 attributable to the maximum number of Bonus Shares that may be issued.

In the event that the Offering were to be fully subscribed, representing a sale of 10,972,223 shares for $3.95 million, the table below shows the estimated net proceeds we would receive from this offering assuming the sale of 25%, 50%, 75% and 100% of the Shares we are offering. There is no guarantee that we will be successful in selling any of the Shares we are offering. The table below does not include $641,875, which constitutes the value of the maximum number of Bonus Shares that may be issued in this Offering.

	If the offering raises 100% of the maximum offering amount (100%)	If the offering raises 75% of the maximum offering amount (75%)	If the offering raises 50% of the maximum offering amount (50%)	If the offering raises 25% of the maximum offering amount (25%)
Common Stock Shares Sold:	10,972,223	8,229,167	5,486,112	2,743,056

Gross Proceeds:	$4,279,167	$3,209,375	$2,139,583	$1,069,792

Less Offering Expenses:	$290,000	$251,250	$212,500	$173,750

Less Selling Securityholders:
Christopher Thompson	$641,875	$481,406	$320,938	$160,469

Net Proceeds to the Company:	$3,594,500	$2,695,875	$1,797,250	$898,625

The table below sets forth the manner in which we intend to use the net proceeds we receive from this offering, assuming the sale of 25%, 50%, 75% and 100% of the Shares we are offering. All amounts listed below are estimates.

Allocated Net Proceeds:
R&D & Production	$1,788,046	$1,341,034	$894,023	$447,011
Marketing	$1,021,040	$765,780	$510,520	$255,260
Working Capital	$715,464	$536,598	$357,732	$178,866
Intellectual Property	$69,951	$52,463	$34,975	$17,488
Total Use of Net Proceeds	$3,594,500	$2,695,875	$1,797,250	$898,625

The Company is not required to use the proceeds of this Offering to repay a portion of, or the balance of the interest on our existing debt, but it may prove favorable for the Company to do so. The material terms of our existing debt are set forth in “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Indebtedness.”

Because the Offering is a “best efforts” Offering, we may close the Offering without sufficient funds for all the intended purposes set out above or even to cover the costs of the Offering.

The Company reserves the right to change the above use of proceeds without notice if management believes it is in the best interests of the Company.

The allocation of the net proceeds of the Offering set forth above represents our estimates based upon our current plans, assumptions we have made regarding the industry, general economic conditions and our future revenues (if any) and expenditures.

Investors are cautioned that expenditures may vary substantially from the estimates above. Investors will be relying on the judgment of our management, who will have broad discretion regarding the application of the proceeds from this Offering. The amounts and timing of our actual expenditures will depend upon numerous factors, including market conditions, cash generated by our operations (if any), business developments and the rate of our growth. We may find it necessary or advisable to use portions of the proceeds from this Offering for other purposes such as exploring include prescription product lines and adding additional DTC brands to build a portfolio leveraging our ecommerce brand building capabilities.

In the event that we do not raise the entire amount we are seeking, then we may attempt to raise additional funds through private offerings of our securities or by borrowing funds. We do not have any committed sources of financing.

OUR BUSINESS

Overview

TruBrain is a leading brand in high function brain food, as we believe the human brain runs best with bioactive nootropics supporting its metabolic process. Our cognitive products include our best-selling drinks, bars, capsules, powder sticks and coffee topping. The proprietary formulas in these products are part of our IP portfolio.

We believe that consumers consider TruBrain the most premium, trusted brand in cognitive performance for high function food, beverage, and nutrition that produce meaningful outcomes for consumers, measured by biomarkers. We have been performing years of R&D to measure biomarkers and expand our product lines and IP portfolio, including venturing into new categories. Aside from superior products, our brand reputation sets us apart, featuring our PhD neuroscientist alumni from The University of California, Los Angeles, quantitative brainwave validation, and our selective and rigorous standards for new product releases.

Our Products

At TruBrain, we put the consumer first in everything we do and invest to ensure long-term valuable relationships where consumers return again for more cognitive products and education. We have built a Company based on this understanding of our consumers' productivity and category behavior, with a focus on building long-term relationships where consumers can make à-la-carte purchases or enroll in a subscription on the TruBrain website and online through Amazon.com. We believe our trusted brand, continued investment into the consumer experience, innovative products, and relentless focus on data have resulted in strong customer relationships with significant lifetime values. Based on our own bet testing, science, customer feedback, and data, we develop a variety of leading products, including:

●	TruBrain Drinks, a complete source of nutrients, minerals and nootropics;

●	TruBrain Ketones, an optimal mix of electrolytes and premium ketone ester;

●	TruBrain Bars, a complete source of healthy fats, minerals, and nootropics

●	TruBrain Brud, a coffee pairing so you can be sharp, but not shaky;

●	TruBrain Clockwise, a natural nudge for declining cellular NAD levels;

●	TruBrain Powder Sticks, our flagship formula in convenient stick packs.

Our latest new category launch is in the ketones category. Our TruBrain Ketones product is among the leading products on the market, with the optimal mix of electrolytes combined with raw, premium ketone ester, an easily absorbed format. Our ketones product facilitates brain metabolism to shift towards a preference for ketones as an additional fuel source to glucose, measured by blood-ketone level. Our unique combination of ketone esters are patent pending, and built by our ketones subject matter expert, a published scientist in top science journals on metabolism.

Brand

Brand will play a significant role in building and improving loyalty, by strengthening the emotional connection with customers and shaping their experience with our products. By investing in building a reliable, credible brand that speaks to the early majority audience, we can position ourselves for long-term category leadership and customer loyalty. While we have been cautious with our spend on brand awareness, we plan to invest more heavily in brand storytelling across all customer touchpoints to improve the emotional piece of the customer experience. Our storytelling effort can be further amplified by cultural and social proof - we have yet to turn on this significant investment as a carrier for the story.

From the beginning, our brand voice and aesthetic focus have set us apart in an industry that in our view needed a fresh, transparent, science backed, premium brand. All TruBrain campaigns are led by our in-house marketing team and creative studio, ensuring consistency across the brand and business. Our brand narrative has expanded beyond emotional and functional storylines, to champion the importance and power of optimal cognition, which we see as a key long-term differentiator. We believe our messaging of “Grab More Life” reinforces our creative and joyful brand while conveying the value of our products, differentiating us from the transaction-driven campaigns of many of our competitors.

Our main focus is to continue to grow our product range and optimize our existing best sellers so that we can increase average order value, repeat customer purchase rate, and gross profit. One of the main ways of addressing these is to enter into new categories which have far larger market sizes than our current offerings. We have honed our operations and capabilities internally in emerging categories, which require a high degree of customer education and support. We plan to leverage these processes, skills, and overall operating capability in larger markets. We expect to take advantage of cross sell opportunities in larger markets such as cannabidiol, personalized vitamins, cellular aging, and others. We believe that a large and more efficient product matrix coupled with a manufacturing competency will help us finance our growth to lead to higher average order values, conversion from trials to subscribers, and higher repeat customer revenues.

Product Development Process

Our business model relies on the continued growth and success of existing products, as well as the testing of new products. Our product team has been tasked with growing our product range, quality, and margin by engaging directly with customers as the heart of the innovation process. The Company's approach to new product development centers on the lean startup methodology, customer development, financial forecasting, plus other core operating principles. We believe our experience and discipline to executing by these methods is a comparative advantage. We do not believe in product development that assumes excessive upfront capital risk or customer demand from the temptation of rushing or skipping a lean and iterative process.

We have a track record of consistently broadening our high-performance, premium-priced product portfolio to meet our expanding customer base and their evolving pursuits. Our culture of innovation and success in identifying customer needs drives our robust product pipeline. We operate in the range that meets our core brand principles of high function, long term safety and sustainability, and customer approachability in product format.

We design and develop our products to provide superior performance and functionality in a variety of environments. Our products are carefully designed and rigorously tested to maximize performance while minimizing environmental impact, allowing us to deliver highly functional products with simple, clean, and distinct designs.

We plan to continue to offer products and services that span and work together across the entire cognitive range. We believe further expansion will attract new customer segments and partners, as well as enhance average order value, increase attachment rate opportunities, and deliver higher overall customer lifetime value. TruBrain R&D sits at the center of our ability to continue bringing innovative and enhanced performance-driven products to market with speed, sound science, and excellence. We anticipate that growth of our products and services will span entirely new categories of the cognitive range.

Marketing

In the marketing function, we plan to focus our marketing and advertising resources on growing the customer acquisition channels that performed best for us in recent quarters. These include focusing more of our team's efforts on paid social media marketing, email, partnerships, and content marketing. Customer data analytics remains a key component in how we run the marketing function which aims to result in more efficient marketing spend and improved customer loyalty, through both online and offline channels.

To generate ongoing organic and word-of-mouth awareness, we occasionally work with media outlets to amplify our message of innovative new products. To date, TruBrain has been featured in the top business outlets, including CNBC, Bloomberg, Entrepreneur, Forbes, BuzzFeed, Inc, Futurism, Inverse, CBS, and Wire, among others.

On Influencer Marketing, we maintain a stringent set of criteria for working with creators and influencers (i.e. engagement level, brand fit, audience demographic) that give us the best chance at gaining meaningful impressions. Our focus is on creating genuine and authentic relationships with influencers who are excited to tell our story. While most of our collaborations are compensated solely through product gifts, we also offer an affiliate commission of up to 20% through the influencer platforms Avantlink and Shareasale.

We employ a wide range of marketing tactics and outlets to cultivate our relationships with experts, serious enthusiasts, and everyday consumers, including a combination of traditional, digital, social media, and grass-roots initiatives to support our premium brand. To continue to grow our business, we intend to acquire new customers and retain our existing customers within an efficient cost structure.

We invest significant resources in marketing and use a variety of brand and performance marketing channels to acquire new customers. It is important to maintain reasonable costs for these marketing efforts relative to the net profit we expect to derive from customers. Failure to effectively attract customers on a cost-efficient basis would adversely impact our profitability and operating results.

We utilize email marketing to build awareness and drive traffic to our online platform. We maintain a database through which we track and utilize key metrics such as customer acquisition cost, customer lifetime value, cost per visitor and cost per click. This database provides us with information that we use to communicate with customers regarding key initiatives and offer promotions, as well as to introduce new product offerings.

We utilize a community-based approach to building awareness of the TruBrain brand. Since consumer purchase decisions are driven by both an actual need for functional products and a desire to live an optimized lifestyle, we believe the credibility of our brand and the authentic community experiences we offer expand our potential market beyond just “biohackers” to those who pursue an active, mindful, and optimized life.

Customer Acquisition

To continue to expand our business, we must acquire new consumers as well as retain existing customers in a cost-effective manner. We continually evolve our marketing strategies and adjust our messaging, the amount we spend on advertising, and the channels in which we spend. We have made, and we expect that we will continue to make, significant investments in attracting new consumers, including through traditional, digital, social media and original TruBrain content.

It is critical for us to maintain reasonable costs for these marketing efforts relative to sales derived from new consumers. We expect our marketing efficiency to improve over time, as sales through new categories may require less incremental marketing investment and we continue to use optimization and automation tools to drive costs lower. We believe we will be able to drive natural leverage in our marketing efficiency as we expand our offerings, in addition to cross-selling into new categories.

To measure the effectiveness of our marketing spend, we manage gross profits per customer cohort, looking at customer acquisition cost (CAC) versus customer lifetime values (LTV) methodically, continually using data and internal return on advertising spend targets to optimize our acquisition strategy. We measure how profitably we acquire new customers by comparing the LTV of a particular customer cohort with the CAC attributable to such cohort. We seek to find the most efficient way to attract long term loyal customers.

Customer Experience

Customer service continues to be a main focus for the business as we seek to provide our customers with the same level of response and services as they are able to get with our peer direct-to-consumer brands in various product categories. We are continuing this focus by implementing technical enhancements meant to improve our team's efficiency and allow them to service customers better and faster.

TruBrain was founded with a consumer-first approach and we continue to leverage customer feedback, behavior, and insights to guide our long-term strategy and daily decision making. Behind the scenes, TruBrain connects the power of this information to create a cycle of continuous, impactful improvements throughout our business. We are genuinely interested in the feedback and support of consumers, peers, and partners, and believe our work is better for it. Our data-driven insights run throughout our business, from creative executions to product format design, and from forward thinking partnerships to our innovative product portfolio.

As we scale our business, we strive to ensure the best possible consumer experiences while improving our revenue and controlling our costs. We have rolled out several initiatives designed to improve the customer experience and, in turn, our customer retention rate and customer lifetime value. We shall continue to invest in these best of brand improvements.

E-Commerce Technology

Our preference is to use best in class, off-the shelf e-commerce technologies over custom-built platforms. This allows us to keep tight control over development and maintenance costs, and keep our resources focused on key areas that are strategic priorities (e.g. acquisition, marketing, product development).

Currently, our products are sold primarily online, through our website. Our website is built on Shopify with supplemental applications and customizations on top of the platform. Our website can be accessed via desktop, tablet or smartphone. Our preference is to use best in class, off-the shelf ecommerce technologies over custom-built platforms. This allows us to keep tight control over development and maintenance costs, and keep our resources focused on key areas that are strategic priorities for the Company (e.g. new customer acquisition, content, product development).

The Company retains consistent contracting relationships with affordable and effective full stack and front-end developers; we have relationships that can scale well by adding to their scope of work. The Company has vetted and cultivated relationships with external developers over the years that puts us both in a flexible and competent position to effectively scale.

Operations and Distribution

We are committed to improving productivity and profitability through a number of operational avenues designed to grow revenue and expand margins. To date, TruBrain has had significant results improving gross margins and introducing more profitable products. We believe there is always opportunity for continued improvement in gross margins, marketing efficiencies, and operating leverage through optimized pricing, reduced returns, and further product development.

Our focus is on optimizing our core customer economics within the constraints of our cash position for our product lineup. Of note, this includes scaling our ketones product line and further optimizing our core nootropics business. We plan to apply our disciplined operations and lean operating process to win in product categories with larger total addressable market sizes and high growth rates, where we think we are well positioned to compete and garner market share.

We recently took several decisions to make important investments we feel are the right course of action for the business. Paramount above all of them was to achieve profitability. This allows us to have the strongest foundation to expand over the long haul, and we feel this is exceptionally rare in both private and public DTC brands.

We also set out to expand the TruBrain brand into emerging categories where we can deliver genuine outcomes for customers to improve our unit economics. Another decision we took was to improve our ability to retain customers by reformulating the cognitive lineup with more affordable formulas meant to improve the customer journey. We seek to onboard and expand to additional suppliers that can support our growth and stringent quality and operational standards. Our operations in 2019 and 2020 (and ongoing operations) were optimized to be able to afford to make these investments under the constraints of our cash position, with the goal of maintaining profitability.

Additionally, we plan to improve product affordability and margins, by having a more responsive and efficient supply chain. We aim to produce the highest quality food, beverage and nutrition products for the most competitive price in order to pass the savings on to our customers. With that in mind, we will spend resources on improving our relationship and deal terms with current and new manufacturers that will be able to not only produce alternative formats or our same product formulas, but also help us expand into new product formats and categories. Finally, quality control will be a continued focus for us, as we seek to build best in class quality control and production capabilities, to lower our rate of wastage during the production process, ensuring we have a higher yield of the highest quality products at our distribution centers.

Shipping

Our products are shipped from our suppliers to our third-party logistics partner (“3PL”), which handles our warehousing, fulfillment, outbound shipping and returns processing. By outsourcing our logistics operations, we are able to focus on our core business, lower our capital commitment to fixed assets, maintain a variable cost structure, and save money with lower shipping rates. Our 3PL is located in Michigan.

Suppliers

We source our products from suppliers located in the United States, Canada, Mexico, and various countries in the Asia Pacific region. We use a routine purchase order system in place with our key suppliers.

Intellectual Property

One of our most valuable assets is our intellectual property. The Company owns the trademark to our flagship brand TruBrain and we are currently working to extend this to Canada and in the other countries where our products will be either sold or distributed, and we also hold a license to use three (3) pending patent applications seeking to protect certain product formulations, and plan to explore other opportunities to patent product formulations; however, such patents may never be issued or certain claims may be rejected or may need to be narrowed, which may limit the protection we are attempting to obtain. The Company has access to filed patents held by the assignee, the CEO, for patents on several product innovations. These filings are under review by the USPTO.

Market

Our target market is discerning college-educated professionals with higher levels of discretionary income. The Company’s targeted market includes men and women 18 years and older who are comfortable with purchasing food, beverage, and nutrition products online. Our research shows that our typical customers have an average age of 30 and an average household income of US $55,000, and 80% are college educated. Many of our customers identify as being part of the Creative Class, which is a demographic segment made up of knowledge workers, intellectuals and various types of creatives.

Competition

We are in a business vertical that is fiercely competitive from a variety of sources, with many competitors in the market that are larger, more established, and possess greater resources than we do. Our future success will be largely dependent on our ability to produce quality products and services at competitive prices.

The high function food and beverage products industry is highly saturated, intensely competitive, and sensitive to international, national, and regional economic conditions. Numerous manufacturers and retailers compete actively for consumers. Similar products can be purchased in a wide variety of channels of distribution including conventional retail stores, club or membership retailers, specialty retail, and the internet. Additional national or international competitors could enter the market at any time and may seek to in the future.

At any given time our current or potential competitors may provide products or services comparable or superior to those provided by us, or may adapt more quickly than we do to evolving industry or market trends. Increased competition may result in price reductions, reduced gross margins, and loss of market share, any of which would materially and adversely affect our business.

The high function food and beverage industry increasingly relies on intellectual property rights. It is more and more common for suppliers and competitors to apply for patents or develop proprietary technologies and processes. We have our own portfolio of intellectual property that we are always adding to, but we must acknowledge the potential for litigation surrounding intellectual property rights, whether that is defending our intellectual property or encountered in the avoidance of infringing on the intellectual property rights of others. If an infringement claim is asserted or litigation is pursued, we may be required to obtain a license of rights, pay royalties on a retrospective or prospective basis or terminate the manufacturing and marketing of our products that are alleged to have infringed. Litigation with respect to such matters could result in substantial costs and could have a material adverse effect on our business, financial condition and operating results

Litigation

The Company is not as of the date of this Offering Circular involved in any litigation. From time to time, the Company could be involved in a variety of legal matters that arise in the normal course of business.

The Company’s Property

The Company currently leases its premises and owns no significant plant or equipment.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our plan of operation and results of operations should be read in conjunction with the financial statements and related notes to the financial statements included elsewhere in this Offering Circular. This discussion contains forward-looking statements that relate to future events or our future financial performance. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks and other factors include, among others, those listed under “forward-looking statements” and “risk factors” and those included elsewhere in this report.

The following discussion of our financial condition and results of operations for (a) the twelve-month period ended December 31, 2019 (the “2019 Annual Period”), compared to the twelve-month period ended December 31, 2018 (the “2018 Annual Period”), and (b) the twelve-month period ended December 31, 2020 (the “2020 Annual Period”), compared to the twelve-month period ended December 31, 2019 (the “2019 Annual Period”). This discussion should be read in conjunction with our consolidated financial statements and the related notes included in this offering statement.

Overview

The Company produces and sells high function food, beverage, and nutrition products to mainstream consumers that deliver meaningful and measurable outcomes. We believe that consumers consider our brand, TruBrain, as one of the most premium, trusted brands in cognitive performance - one that produces positive results for consumers and can be measured by biomarkers. Aside from superior products, we believe that our brand reputation sets us apart from the competition. Our direct-to-consumer (“DTC”) channel consists of online subscription sales of products produced by the Company.

We seek to reach our target customer audience through a multi-faceted marketing strategy that is designed to integrate our brand image with the lifestyles we represent. We pursue a marketing strategy which leverages our fans, ambassadors, digital marketing and social media, and a variety of grassroots initiatives. We also plan to continue to explore how we can complement and amplify our community-based initiatives with brand-building activity. We are continuously looking to partner and build meaningful relationships with social media influencers to produce high-quality achievement-focused content. We believe this approach offers an opportunity for our customers to develop a strong identity with our brands and culture.

Results of Operations

Summary of Results of Operations for the Years Ended December 31, 2019 and 2018:

Net Revenues

Our net revenue for the year ended December 31, 2019, was $1,942,633, compared to $2,835,842 for the same period during 2018, a decrease of 31%. The decrease in revenue was primarily due to our deliberate actions to prioritize our goal to achieve profitability. While revenue decreased in part due to decreased marketing spend, our profit margin increased and resulted in profitability in 2019, one of our main goals for sustainable expansion.

Cost of Goods Sold

Our cost of goods sold for the year ended December 31, 2019, was $886,539, compared to $1,784,816 for the same period during 2018, a decrease of 50%. The decrease was primarily due to executing on our goal to achieve profitability in 2019 along with our cost and cash management discipline put in place over several years. Our gross margin may in the future fluctuate from period to period based on a number of factors, including cost of purchased components, discounts and promotional activity, the mix of products, and services we sell and the mix of channels through which we sell our products. We have historically experienced that gross margin, by product, tends to increase over time as we realize cost efficiencies as a result of economies of scale and sourcing strategies. In addition, our ability to continue to reduce the cost of our products, decreasing return rates, and controlling shipping costs are critical to increasing our gross margin over the long-term.

Operating Expenses

Total operating expenses for the year ended December 31, 2019, were $854,015, compared to $1,474,934 for the same period during 2018, a decrease of 42%. This was achieved through discipline to our capital efficiency and effective cash management.

Marketing and advertising costs represented $212,863 and $510,755, respectively, of total operating expenses, a decrease of 42%. Advertising costs decreased year-over-year, as we continue to become more selective and efficient in digital media spend to attract the right loyal mix of customers.

Wage expenses decreased $43,115, or 11%, from $404,440 in 2018 to $361,325 in 2019. This decrease is mostly attributed to investment in our freelance team network.

General and administrative expenses decreased $279,329, or 50%, from $559,739 in 2018 to $279,827 in 2019, largely due to the decrease in overall operating expenses to execute on our goal to achieve profitability in 2019 along with our cost and cash management discipline put in place over several years. This was achieved while also investing in key projects behind new products for 2020-2021.

Interest expense increased $37,968, or 26%, from a total interest expense of $145,500 in 2018 to a total interest expense of $183,468 in 2019, as interest continued to accrue at the default rate on outstanding notes. See “Liquidity and Capital Resources” below.

Net Income (Loss)

Our net income for the year ended December 31, 2019 was $17,811, compared to a loss of $570,208 for the same period during 2018, an increase of $588,019. The increase in net income was primarily due to our discipline in executing on our goal to achieve the milestone of profitability in 2019, as our top operational goal for the Company. We believe these investments in process and operational discipline will set us up well for sustainable expansion in future years.

Summary of Results of Operations for the Years Ended December 31, 2020 and 2019:

Net Revenues

Net revenues for the year ended December 31, 2020 (“Fiscal 2020”) were $1,593,720, compared to $1,942,633 in the year ended December 31, 2019 (“Fiscal 2019”), a decrease of 18%. The decrease in revenue was primarily due to decreased new customer acquisition spend in response to decreased consumer demand for our products during the global pandemic, notably in the months of March, April, and May 2020.

Cost of Goods Sold

Our cost of goods sold for Fiscal 2020 was $777,472, compared to $886,539 in Fiscal 2019, a decrease of 12%. The decrease in cost of goods sold is primarily related to the decrease in 2020 revenues. Our gross margin may in the future fluctuate from period to period based on a number of factors, including cost of purchased components, discounts and promotional activity, the mix of products, and services we sell and the mix of channels through which we sell our products. We have historically experienced that gross margin, by product, tends to increase over time as we realize cost efficiencies as a result of economies of scale and sourcing strategies. In addition, our ability to continue to reduce the cost of our products, decreasing return rates, and controlling shipping costs are critical to increasing our gross margin over the long-term.

Operating Expenses

Total operating expenses for Fiscal 2020 was $841,834, compared to $854,815 in Fiscal 2019, a decrease of 2%.

Marketing and advertising costs represented $157,891 and $212,863, respectively, of total operating expenses, a decrease of 26%. Advertising costs decreased year-over-year, as we continue to become more selective and efficient in digital media spend to attract the right loyal mix of customers.

Wage expenses for Fiscal 2020 was $442,350, compared to $361,325 in Fiscal 2019, an increase of 22%. This increase is mostly attributed to investment in our core operations team to support our core direct-to-consumer (“DTC”) sales channel.

General and administrative expenses decreased $39,034, or 14%, from $279,827 in Fiscal 2019 to $241,593 in Fiscal 2020, largely due to the decrease in overall operating expenses to execute on our goal to maintain an achievable path to profitability with our cost and cash management discipline put in place over several years.

Interest expense decreased $117,453, or 64%, from a total interest expense of $183,468 in Fiscal 2019 to a total interest expense of $66,015 in Fiscal 2020, as certain convertible notes were converted into common shares, while interest continued to accrue at the default rate on outstanding notes. See “Liquidity and Capital Resources” below.

Income tax expense decreased $800, or 100%, from a total interest expense of $800 in Fiscal 2019 to a $800 in Fiscal 2020.

Net Income (Loss)

Our net loss for the year ended December 31, 2020 was $70,492, compared to net income of $17,811 for the year ended December 31, 2019, a decrease of $88,303. We believe our investments in process and operational discipline will set us up well for sustainable expansion in future years.

Liquidity and Capital Resources

As of December 31, 2019, our current cash and cash equivalents were $783,147, compared to $185,965 as of December 31, 2018. As of December 31, 2020, our current cash and cash equivalents were $902,844, compared to $783,147 as of December 31, 2019. Net inventory as of December 31, 2020 was $333,352. As of December 31, 2020, we had total liabilities in the amount of $1,483,018. We currently anticipate that cash flow from operations will continue to provide a significant source of our operating needs.  We expect that our liquidity needs for the next twelve months will be met by continued use of operating cash flows, funds raised in this Offering and funds raised in our Regulation CF Offering in which we raised gross proceeds of $1,066,396. Assuming we raise the full amount we are seeking in this Offering, we believe that we will be able to continue to operate our business for the foreseeable future. The Company’s independent auditors’ report includes an explanatory paragraph regarding the Company’s ability to continue as a going concern.

Debt

We currently have three outstanding three (3) convertible promissory notes in the aggregate principal amount of $850,000, which accrue interest at a rate of 5% per annum, and which were due in 2017 and are therefore, in default, and have been accruing default interest at a rate of 10% per annum. As of December 31, 2020, the total interest outstanding under the Convertible Promissory Notes was $389,054. Each of the Convertible Promissory Notes may automatically convert into shares per the Convertible Promissory Note agreements, which may require the consent of the Convertible Promissory Note holders. Upon a qualified financing, which is set to occur upon a bona fide sale of equity in minimum amount $1,500,000, which may require the consent of the Convertible Promissory Note holders, the outstanding principal and interest convert into that number of shares of the stock issued in the Qualified Financing (the "Qualified Financing Stock") and shares of Common Stock of the Company determined by dividing the Outstanding Amount by a conversion price equal to the lesser of (i) the price per share of the Qualified Financing Stock sold by the Company in the Qualified Financing, discounted by 20%, and (ii) the price determined by dividing a pre-money valuation of $4,000,000.00 by the number of outstanding shares of the Common Stock on a fully-diluted and as-converted basis immediately prior to the closing of the Qualified Financing (not including the Excluded Shares). Of those shares, the number of Qualified Financing Stock will equal (x) the Outstanding Amount, divided by (y) the price per share paid by the other investors purchasing the Qualified Financing Stock in the Qualified Financing. Any remaining shares will be Common Stock.

The Qualified Financing Stock delivered to the noteholder pursuant to such conversion shall have the same rights, preferences, privileges as the Qualified Financing Stock delivered to other investors in the Qualified Financing, and the noteholder shall enjoy the same contractual rights as other investors in the Qualified Financing. Therefore, if the notes are converted, the conversion will result in a dilution of your investment.

Loan Under the CARES Act

In April 2020, the Company applied for assistance via two programs being offered by the Small Business Administration in response to the COVID-19 crisis: the Paycheck Protection Program (“PPP”) Loan and the Economic Injury Disaster Loan (“EIDL”).

On April 15, 2020, the Company entered into a payroll protection loan with Coastal Community Bank, guaranteed by the U.S. Small Business Administration (SBA), due April 15, 2022 for $20,900, with an interest rate of 1%. This note had a due date of April 15, 2022, and also had the possibility of forgiveness. This note was forgiven on December 31, 2020 and the balance on this note and accrued interest as of December 31, 2020 was $0.

On July 8, 2020 the company entered into a loan with Coastal Community Bank, guaranteed by the U.S. Small Business Administration (SBA) in the amount of $150,000, with monthly payments beginning July 8, 2021 in the amount of $751 per month for a term of Thirty (30) years, with an interest rate of 3.75% per annum. At December 31, 2020 the outstanding balance on this note was $150,000. $150,000 was advanced on July 27, 2020.

Trend Information

Our primary goal is to attract and retain loyal customers in our DTC sales channel. As we add customers we will be able to grow our brand. Sales trends for the year ended December 31, 2020 showed strong demand across all of TruBrain's Offerings. We continue to find media channels to advertise our products and acquire new customers. We’ve been able to organically increase our wholesale sales channel, led by Erewhon.

The cognitive nutrition industry is a sizable market in the United States. We believe TruBrain is one of the few cognitive nutrition brands that is connecting with the discerning and savvy consumers and that should lead to a significant and expanding market opportunity.

Although it is extremely difficult to predict what the industry will experience after the COVID-19 pandemic, we feel that there will be opportunities for companies like ours to take advantage of new consumer trends, habits, and industry needs that evolve because of this pandemic. We have developed preparedness plans to help protect the safety of our employees, while safely continuing business operations. We have worked with our manufacturing, logistics and other supply chain partners to build communication and monitoring processes for all aspects of our product and delivery supply chain.

COVID-19

In March 2020, the World Health Organization declared the outbreak of COVID-19 as a pandemic, which continues to spread throughout the globe. The impacts of the outbreak are unknown and continue to evolve. A widespread health crisis has adversely affected and could continue to affect the global economy, resulting in an economic downturn that could negatively impact the value of the Company’s shares and investor demand for shares generally.

The continued spread of COVID-19 has also led to severe disruption and volatility in the global capital markets, which could increase our cost of capital and adversely affect our ability to access the capital markets in the future. It is possible that the continued spread of COVID-19 could cause a further economic slowdown or recession or cause other unpredictable events, each of which could adversely affect our business, results of operations or financial condition.

COVID-19 has been a highly disruptive economic and societal event that has affected our business and has had a significant impact on consumer shopping behavior. To serve our customers while also providing for the safety of our team members, we have adapted aspects of our logistics, transportation, supply chain and purchasing processes.

In Fiscal 2020, we experienced a decrease in demand for our products, as a result of changes to consumer behaviors resulting from the various stay-at-home and restaurant restriction orders and other restrictions placed on consumers throughout much of the United States in response to the COVID-19 pandemic. This resulted in lower revenue, notably in the months of March, April, and May 2020. This revenue reduction has since returned to pre-COVID-19 levels. Although revenue has seemed to have recovered in the short term, we cannot predict the duration or severity of the economic impact of COVID-19 or its ultimate impact on our operations.

The ultimate financial impact on the Company’s future operating results and consolidated financial statements cannot be reasonably estimated at this time. However, as of the date of this Offering Circular, the company has experienced renewed demand for its products so it does not expect this matter will have a material negative impact on its business, results of operations, and financial position.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The following table sets forth information about our executive officers and directors.

Name	Position	Age	Term of Office	Approximate Hours per week for part-time employees
Christopher Thompson	Founder, CEO, and Director	41	November 2012 – Present	Full Time

Arif Fazal (1)	Director	46	August 2015 – Present	N/A

Josh Payne	Director	40	August 2015 – Present	N/A

Seth DeGroot (2)	Director	35	August 2015 – Present	N/A

Sheree Shelton	Director	38	September 2020 – Present	N/A

(1)	Appointed pursuant to Investor Rights Agreement dated July 2, 2015, between us, Blueberry Ventures 1, L.P., one of our Convertible Promissory Note holders, and Christopher Thompson, pursuant to which Mr. Thompson agreed to vote all of his shares to appoint a designee of Brightstone to our Board of Directors.

(2)	Appointed pursuant to Investor Rights Agreement dated May 5, 2015, between us, Brightstone Venture Capital Fund, LP, one of our Convertible Promissory Note holders, and Christopher Thompson, pursuant to which Mr. Thompson agreed to vote all of his shares to appoint a designee of Brightstone to our Board of Directors.

Christopher Thompson, Founder, CEO and Director

Christopher founded the Company and has been CEO since 2012. Prior to this, Christopher served as a Brand Manager at Unilever, where he managed brands in the food and personal care divisions, including Hellmann's Best Foods and Suave. Christopher was one of the most successful brand managers in the history of Unilever - he held the record for the top CPM at Unilever across all investments by all brands. Before Unilever, Christopher managed consulting engagements for Fortune 500 clients, including Coca-Cola, the Wrigley Company, and Pfizer. Christopher has an MBA from Duke University and a BA in Economics from Georgetown University.

Arif Fazal, Director

Arif Fazal is Founder & Managing Director of Blueberry Ventures, an investment fund focused on food & beverage that he launched in June 2015. Arif invests in and works with emerging and innovative food & beverage companies led by inspiring entrepreneurs and management teams and collaborates closely alongside similarly focused co-investors. Prior to launching Blueberry Ventures, Arif led Arif Advisors where he rolled up his sleeves with consumer branded growth companies and investors in the space, helping companies drive growth and investors realize opportunity. Prior to that, Arif held general management, strategy & business development executive roles within Fortune 50 grocer Safeway Inc. and Fortune 500 lifestyle brand Williams-Sonoma Inc. Arif holds a MBA from Stanford University and a BA from UC Berkeley.

Josh Payne, Director

Josh leads StackCommerce on its mission to revolutionize commerce through the seamless integration of content and relevant products. The company’s network reach is currently over 500 million monthly visitors across more than 750+ publisher partners including Aol, Hearst, Scripps, Gawker Media, IAC, Penske Media, CNET, Ziff Davis, Business Insider, and others. Their leading native commerce platform provides publishers and vendors with turnkey solutions to increase user engagement, growth, and monetization. These solutions include: full-service commerce shops with editorial, email, social, and in-feed product recommendations. The company is headquartered in Venice, CA and backed by top investors including Draper Associates, 500 Startups, Amplify, and Wavemaker Partners.

Seth DeGroot, Director

Seth is a Managing Partner at Brightstone Venture Capital. Brightstone currently manages a $100 million venture fund focused on early-growth stage investment opportunities. Brightstone leverages the deep operating experience and successful investment background of the Fund's partners, primarily focused on investing in the Technology and Biotechnology sectors. Brighstone seeks out defensible advantages: proprietary and protected technological advances, business model innovations, and unique partnerships. Most importantly, BVC invests in “A” teams and founders with a demonstrable history of development/traction. We invest more in people than in a specific plan, because plans often change.

Sheree Shelton, Director

Sheree is the Director of Accounting at Dollar Shave Club, a direct-to-consumer subscription-based men's grooming company. Prior to that, she was the SEC Reporting Manager at Quiksilver and a Director of Accounting at Beachbody, a direct response, subscription-based home exercise and dietary supplements company. Before her career in corporate accounting, Sheree worked in public accounting at Deloitte in the audit practice. Sheree is a Certified Public Accountant and has a Bachelor of Science in Business Administration.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The table below reflects the annual compensation of each of the three highest paid persons who were executive officers or directors, during the year ended December 31, 2019:

Name	Capacities in which compensation received	Cash Compensation	Other Compensation	Total Compensation
Christopher Thompson 3103 Neilson Way, Suite D Santa Monica, CA 90405	Chief Executive Officer, Director	$250,000	$0	$250,000

The Board of Directors do not receive any compensation for their service.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our outstanding shares of securities as of June 30, 2020, by (i) all executive officers and directors as a group, individually naming each director or executive officer who beneficially owns more than 10% of any class of the Company’s voting securities, and (ii) any other securityholder who beneficially owns more than 10% of any class of the Company’s voting securities. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class	Name and address of beneficial owner	Amount and nature of Beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Common Stock	Christopher Thompson 3103 Neilson Way, Suite D Santa Monica, CA 90405	30,000,000	0	54.94%
Common Stock	Officers and Directors as a group	30,000,000	0	54.94%
Series Seed Preferred Stock	StartEngine Fund I, L.P. Attn: Howard Marks 750 N San Vicente Boulevard, Suite 800 West Hollywood, CA 90069	66,666	0	100.00%
Series Seed-B Preferred Stock	Hugh Evans 9 West 57th Street, 32nd Floor New York, NY 10019	41,667	0	100.00%

Percent of class in the table above means the beneficial ownership divided by the total number of “fully diluted” shares of Common Stock. The “fully diluted” shares of Common Stock includes the Series Seed Preferred Shares and Series Seed-B Preferred on an as-converted basis, issued Options, Warrants, and Convertible Promissory Notes.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Christopher Thompson, our CEO and a Director, holds three pending patent applications seeking to protect certain novel compositions and methods. TriplePulse, Inc dba TruBrain, desires to acquire or license rights in and to the Patent Application and the patent (and any reissues or extensions) that may be granted. Therefore, for valuable consideration, Christopher Thompson has entered into a license agreement with the Company for the rights, title, and interest in the invention and Patent Application (as well as such rights in any divisions, continuations in whole or part, or substitute applications) to the Company upon completion of the patent filing process for each patent.

SECURITIES BEING OFFERED

In this Offering, we are offering to investors shares of our Common Stock.

Following a 50-to-1 Common Stock split, effected in 2019, our authorized capital stock consists of 100,000,000 shares of Common Stock, $0.0001 par value per share (the “Common Stock”), and 110,416 shares of Preferred Stock, par value $0.0001 per share, of which 66,666 shares are designated as “Series Seed Preferred Stock,” (the “Series Seed Preferred”) and 43,750 shares are designated "Series Seed-B Preferred Stock" (the “Series Seed-B Preferred,” and sometimes together with the Series Seed Preferred Stock, the “Preferred Stock”). As of December 31, 2020, we had 45,329,200 shares of Common Stock outstanding, 66,666 shares of Series Seed Preferred Outstanding and 41,667 shares of Series B Preferred outstanding, which are convertible into an aggregate of 5,416,650 shares of Common Stock. Upon conversion to Common Stock, the holders of the Preferred Stock will receive an adjustment to effect the 50-to-1 Common Stock split, resulting in an aggregate of 5,416,650 shares of Common Stock, subject to any other adjustments prior to conversion.

The Company has outstanding options to purchase 250,000 shares of Common Stock having an exercise price of $0.019, which expire October 5, 2025, and warrants to purchase 211,350 shares of Common Stock and 2,083 warrants to purchase Series Seed-B Preferred Stock, which is convertible into 104,150 shares of Common Stock, all of which have expiration dates ranging from April 2014 to February 2027. The warrants are as follows:

Warrants to purchase 98,450 shares of Common Stock having an exercise price of $0.025 per share

Warrants to purchase 21,050 shares of Common Stock having an exercise price of $0.095 per share

Warrants to purchase 74,850 shares of Common Stock having an exercise price of $0.033 per share

Warrants to purchase 17,000 shares of Common Stock having an exercise price of $0.034 per share

Warrants to purchase 2,083 shares of Series Seed-B Preferred Stock or 104,150 shares of Common Stock on an as converted basis having an effective exercise price of $0.012 per share

Warrants to purchase 33,250 shares of Common Stock having an exercise price of $0.033 per share

We also have outstanding Convertible Promissory Notes, the principal and accrued interest of $1,239,054 as of December 31, 2020, are automatically convertible into shares per the terms of the Convertible Promissory Note agreements.

The rights of the holders of our Common Stock and Preferred Stock (collectively, the “Capital Stock”) are governed by our Certificate of Incorporation, which is described below and certain Investors’ Rights Agreements entered into between the Company and the holders of our Series Seed Preferred and Series Seed-B Preferred.

The rights of the holders of Capital Stock are governed by our Second Amended and Restated Certificate of Incorporation, as amended from time to time, which can be amended as to certain matters from time to time via an action of the Board of Directors and/or Chief Executive.

The number of authorized shares can be increased with no limit on the number of shares that may be authorized and issued per the terms on our Certificate of Incorporation. The Certificate of Incorporation may also be amended per the bylaws to create one or more series of Preferred Stock that have rights, preferences and privileges senior to the rights, preferences and privileges of the Common Stock.

Voting

The holders of our Common Stock are entitled to one vote per share, however, the holders of Common Stock issued in this Offering shall grant a voting proxy to our Chief Executive, that will limit investors’ ability to vote their Common Stock until the occurrence of events specified in the proxy, which include an initial public offering, our acquisition by another entity or a liquidation event, none of which may never happen. See “Risk Factors - Investors in our Shares will have to assign their voting rights.” The holders of our Preferred Stock are entitled to one vote for each share of Common Stock into which such Preferred Stock is convertible as of the record date of any vote. Except as otherwise provided by law or the provisions of our Certificate of Incorporation, the holders of Preferred Stock shall vote together with the holders of Common Stock as a single class on an as-converted basis and shall have full voting rights and powers of the holders of Common Stock.

As long as there are any shares of Preferred Stock outstanding, we may not, do any of the following without the vote of the holders of a majority of the outstanding shares of Preferred Stock, voting together as a single class: (1) alter or change the rights, powers or privileges of the Preferred Stock as set forth in our Certificate of Incorporation, in any way that adversely affects the Preferred Stock, (2) increase or decrease the authorized number of shares of Preferred Stock (or any series thereof), (3) authorize or create any new class or series of capital stock having rights, powers or privileges that are senior to any series of Preferred Stock, (4) redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consulting agreements giving us the right to repurchase such share at the original cost thereof upon termination of services, or (5) declare or pay any dividend or otherwise make a distribution to the holders of Preferred Stock or Common Stock.

Liquidation Rights

In the event of any voluntary liquidation, dissolution or winding up, or Deemed Liquidation Event (as defined below), prior and in preference to any distribution of any of our assets to the holders of Common Stock by reason of their ownership of such stock, (i) the holders of Preferred Stock shall be entitled to receive on a pro rata basis an amount equal to the original issue price for each such share of Preferred Stock, as appropriately adjusted for stock splits, stock dividends, recapitalizations and the like ($0.30 per share of Series Seed Preferred Stock, and $0.60 per share of Series Seed-B Preferred Stock), plus any dividends declared and unpaid thereon, or (b) such amount that would have been payable had all shares of Preferred Stock been converted into Common Stock immediately prior to such voluntary liquidation, dissolution or winding up, or Deemed Liquidation Event. If, upon the occurrence of a Liquidation Event, our assets legally available for distribution to stockholders by reason of their ownership of stock, shall be insufficient to permit the payment to the holders of Preferred Stock of the full aforementioned preferential amount, then, all of our assets legally available for distribution to stockholders by reason of their ownership of stock, shall be distributed ratably among the holders of Preferred Stock in proportion to the preferential amount each such holder is otherwise entitled to receive.

Upon a Liquidation Event, and after payment to the holders of Preferred Stock of the amounts to which they are entitled pursuant to the prior paragraph, all of our assets that remain legally available for distribution to stockholders by reason of their ownership of stock, shall be distributed ratably among the holders of Common Stock in proportion to the number of shares of Common Stock held by them.

A “Liquidation Event” includes, unless the holders of at least a majority of the outstanding shares of Preferred Stock (voting as a single class on an as-converted basis) determine otherwise, (a) merger or consolidation, upon the consummation of which, the shares of our capital stock outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent immediately following such merger of consolidation, at least a majority, by voting power, of the equity securities of the surviving entity, or if the surviving entity is a wholly owned subsidiary of another party, the parent of such surviving entity, (b) a sale, lease, transfer or other disposition, of all or substantially all of our assets.

Conversion of Preferred Stock

The holders of Preferred Stock have the following conversion rights:

Each share of Preferred Stock is convertible, at any time, at the option of the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Initial Issue Price of the Preferred Stock (as appropriately adjusted for stock splits, stock dividends, recapitalizations and the like) by the then applicable Conversion Price for a share of Preferred Stock. The Initial Issue Price per share of Series Seed Preferred Stock is $0.30 per share, and of Series Seed-B Preferred Stock $0.60 per share, however, subject to adjustment from time to time as provided below. Due to the stock-split noted above, each share of preferred stock is convertible into 50 shares of common stock.

Each share of Preferred Stock shall automatically be converted into Common Stock immediately upon the earlier of (a) the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, or (ii) the date, time, or occurrence of an event specified by written consent or agreement of the holders of at least a majority of the then outstanding shares of Preferred Stock, voting together as a single class.

Anti-Dilution Rights

The number of shares into which Preferred Stock is convertible and/or the conversion price of Preferred Stock is subject to adjustment in the case of stock splits, combinations of Common Stock, stock dividends, exchanges, substitutions and certain other distributions, and in connection with certain reorganizations, reclassifications and similar events. In addition, the Conversion Price of the Preferred Stock is subject to adjustment in the case of certain issuances of securities at less than the then applicable Conversion Price for the Preferred Stock, i.e. a down round, based on a weighted average anti-dilution formula.

Dividend Rights

All dividends shall be declared pro rata on the shares of Common Stock and Preferred Stock, on a pari passu basis according to the number of shares of Common Stock held by such holders, or, in the case of Preferred Stock, the number of shares of Common Stock, into which such shares of Preferred Stock are convertible as of the record date for the payment of such dividends.

Other Rights of Holders of Preferred Stock

We are party to an Investors’ Rights Agreement with StartEngine Fund I, L.P., the holder of our Series Seed Preferred Stock, pursuant to which, in addition to holding certain information rights, StartEngine has a right of first refusal to purchase a specified portion of any new securities we may sell in the future.

Absence of Other Rights of Common Stock

Holders of Common Stock have no preferential, preemptive, conversion or exchange rights. There are no redemption or sinking fund provisions applicable to the Common Stock. When issued in accordance with our certificate of incorporation and Delaware General Corporation Law, shares of our Common Stock and Preferred Stock will be fully paid and not liable to further calls or assessments by us.

Exclusive Jurisdiction

Pursuant to our Subscription Agreement, investors will be agreeing that the state and federal courts located within the State of Delaware will be the sole and exclusive forum for all actions or proceedings relating to the Subscription Agreement. Therefore, investors may be compelled to travel to Delaware to prosecute or defend any claims involving us. This provision applies to actions brought under the Securities Act and the Exchange Act and may limit a shareholder’s ability to bring a claim in a forum that it finds favorable for disputes with the Company and its directors, officers and other employees and may discourage lawsuits with respect to such claims.

Investors’ Rights Agreements

We are a party to an Investors’ Rights Agreement with Brightstone Venture Capital Fund, LP, one of our Convertible Promissory Note holders, and Christopher Thompson, pursuant to which, in addition to holding certain information rights, Brightstone has a right of first refusal to purchase a specified portion of any new securities we may sell in the future, and Mr. Thompson has agreed to vote all of his shares to appoint to our Board a director nominated by Brightstone, which designation right shall terminate upon the closing of the next sale of our Preferred Stock to investors with aggregate gross proceeds of a minimum of $3,000,000, or if any individual investor investing $1,000,000 or more in any qualified financing requires that the board designation right be terminated.

We are a party to an Investors’ Rights Agreement dated July 2, 2015, between Blueberry Ventures 1, L.P., one of our Convertible Promissory Note holders, and Christopher Thompson, pursuant to which, in addition to holding certain information rights, Blueberry has a right of first refusal to purchase a specified portion of any new securities we may sell in the future, and Mr. Thompson has agreed to vote all of his shares to appoint to our Board a director nominated by Blueberry, which designation right shall terminate upon the closing of the next sale of our Preferred Stock to investors with aggregate gross proceeds of a minimum of $3,000,000, or if any individual investor investing $1,000,000 or more in any qualified financing requires that the board designation right be terminated.

We are a party to a letter agreement dated July 2, 2015, with 500 Startups III, L.P., one of our Convertible Promissory Note holders, pursuant to which in addition to holding certain information rights, 500 Startups has a right of first offer to purchase $250,000 of any equity securities we may sell or issue to investors, until such time as we have engaged in an offering in the minimum amount of $1,500,000.

ONGOING REPORTING AND SUPPLEMENTS TO THIS OFFERING CIRCULAR

We will be required to make annual and semi-annual filings with the Commission. We will make annual filings on Form 1-K, which will be due by the end of April each year and will include audited financial statements for the previous fiscal year. We will make semi-annual filings on Form 1-SA, which will be due in September of each year, which will include unaudited financial statements for the six months to June 30. We will also file a Form 1-U to announce important events such as the loss of a senior officer, a change in auditors or certain types of capital-raising. We will be required to keep making these reports unless we file a Form 1-Z to exit the reporting system, which we will only be able to do if we have less than 300 shareholders of record and have filed at least one Form 1-K.

We may supplement the information in this Offering Circular by filing a Supplement with the Commission.

All these filings will be available on the Commission’s EDGAR filing system. You should read all the available information before investing.

TRIPLEPULSE, INC.

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEARS ENDED

DECEMBER 31, 2020 AND 2019

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Management of TriplePulse, Inc. dba TruBrain Santa Monica, CA.
Opinion

We have audited the accompanying financial statements of TriplePulse, Inc. dba TruBrain (a Delaware corporation), which comprise the balance sheet as of December 31, 2020 and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TriplePulse, Inc. dba TruBrain as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

Members of: WSCPA AICPA PCPS	The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has net losses, limited working capital, and negative cash flows. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

802 North Washington PO Box 2163 Spokane, Washington 99210-2163	We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of TriplePulse, Inc. dba TruBrain and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

P 509-624-9223 TF 1-877-264-0485 mail@fruci.com www.fruci.com	Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about TriplePulse, Inc. dba TruBrain’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of TriplePulse, Inc. dba TruBrain’s internal control. Accordingly, no such opinion is expressed.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Spokane, Washington
March 31, 2021

INDEPENDENT AUDITORS’ REPORT

To Board of Directors and Stockholders

TriplePulse, Inc. dba TruBrain

Report on the Financial Statements

We have audited the accompanying financial statements of TriplePulse, Inc.dba TruBrain (the “Company”) which comprises the balance sheet as of December 31, 2019, and the related statements of operations, stockholders’ deficit, and cash flows for the year then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TriplePulse, Inc. as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, certain conditions, including historical losses from operations and negative cash flows, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

/s/ dbbmckennon

Newport Beach, CA

September 25, 2020

TriplePulse, Inc.
dba TruBrain
Balance Sheets
	December 31, 2020	December 31, 2019
Assets
Current assets
Cash and cash equivalents	$902,844	$783,147
Inventories	333,352	292,858
Other current assets	-	66,515
Total current assets	1,236,196	1,142,520
Total assets	$1,236,196	$1,142,520
Liabilities and stockholders’ equity
Current liabilities:
Accounts payable and accrued expenses	$59,433	$181,759
Accrued interest	81,054	65,652
Accrued interest, related party	308,000	257,597
Deferred revenue	34,531	29,333
Current portions of SBA notes payable	3,655	-
Related party convertible notes payable	675,000	675,000
Convertible notes payable	175,000	175,000
Total current liabilities	1,336,673	1,384,341
Long-term liabilities
SBA note payable	146,345	-
Total long-term liabilities	146,345	-
Total liabilities	1,483,018	1,384,341
Commitments and contingent liabilities	-	-
Stockholders’ deficit
Preferred stock Series A, 66,666 authorized, par value $0.0001, and 66,666 shares issued and outstanding at December 31, 2020 and December 31, 2019 respectively	7	7
Preferred stock Series B, 43,750 authorized, par value $0.0001, and 41,667 shares issued and outstanding at December 31, 2020 and December 31, 2019 respectively	4	4
Common Stock, 100,000,000 authorized, par value $0.0001, and 45,333,582 and 45,032,956 shares issued and outstanding at December 31, 2020 and December 31, 2019 respectively	4,533	4,503
Additional paid-in capital	1,555,122	1,626,439
Subscription receivable	-	(136,778)
Accumulated deficit	(1,806,488)	(1,735,996)
Total stockholders’ equity	(246,822)	(241,821)
Total liabilities and stockholders’ equity	$1,236,196	$1,142,520

The accompanying notes are an integral part of these financial statements

TriplePulse, Inc.
dba TruBrain
Statements of operations
For the years ended December 31,
	2020	2019
Revenue	$1,593,720	$1,942,633
Cost of goods sold	777,472	886,539
Gross profit	816,248	1,056,094
Selling, general, and administrative expenses
Marketing and advertising	157,891	212,863
Wages	442,350	361,325
General and administrative expenses	241,593	279,827
Total Expenses	841,834	854,015
Income (loss) from operations	(25,586)	202,079
Other income (expenses)
Gain on debt forgiveness	21,109	-
Interest expense	(66,015)	(183,468)
Total other income (expenses)	(44,906)	(183,468)
Income (loss) before taxes	(70,492)	18,611
Provision for income taxes	-	800
Net Income (loss)	$(70,492)	$17,811
Net Income (loss) per share - basic	$(0.00)	$0.00
Weighted average number of common shares outstanding - basic	45,265,466	40,199,960
Net Income (loss) per share - diluted	$(0.00)	$0.00
Weighted average number of common shares outstanding - diluted	45,265,466	48,505,053

The accompanying notes are an integral part of these financial statements

TriplePulse, Inc. dba TruBrain

Statements of changes in stockholders' deficit

For the years ended December 31, 2020 and 2019

	Preferred Stock				Common Stock					Total
	Series A		Series B				Additional Paid-in	Subscriptions	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Receivable	Deficit	Deficit
Balance on December 31, 2018	66,666	$7	41,667	$4	39,916,550	$3,992	$142,102	$-	$(1,753,807)	$(1,607,702)

Common stock issued for cash	-	-	-	-	2,822,801	282	966,562	(136,778)	-	830,066
offering cost	-	-	-	-	-	-	(326,892)		-	(326,892)
Conversion for convertible debt	-	-	-	-	2,293,605	229	844,667		-	844,896

Net income	-	-	-	-	-	-	-		17,811	17,811

Balance on December 31, 2019	66,666	$7	41,667	$4	45,032,956	$4,503	$1,626,439	$(136,778)	$(1,735,996)	$(241,821)

Common stock issued for cash	-	-	-	-	300,626	30	66,029	136,778	-	202,837
offering cost	-	-	-	-	-	-	(137,346)		-	(137,346)
Net income	-	-	-	-	-	-	-		(70,492)	(70,492)

Balance on December 31, 2020	66,666	$7	41,667	$4	45,333,582	$4,533	$1,555,122	$-	$(1,806,488)	$(246,822)

The accompanying notes are an integral part of these financial statements

TriplePulse, Inc.

dba TruBrain

Statements of Cash Flows

For the years ended December 31,

	2020	2019
Cash flows from operating activities:
Net Income (loss)	$(70,492)	$17,811

Adjustments to reconcile net income (loss) to net
cash provided by (used in) operating activities:
Inventory obsolescence impairment	6,700	6,651
Gain on forgiveness of debt	(21,109)	-

Changes in operating assets and liabilities:
Inventory	(47,194)	(158,219)
Other current assets	66,515	(56,111)
Accounts payable and accrued expenses	(122,326)	100,934
Deferred revenue	5,198	(526)
Accrued interest	15,611	98,686
Accrued interest related party	50,403	84,782
Net cash provided by (used in) operating activities	(116,694)	94,008

Cash flows from financing activities:
Payments of fund raising costs	(137,346)	(326,892)
Proceeds from issuance of common stock	202,837	830,066
Proceeds from notes payable	170,900	-
Net cash provided by financing activities	236,391	503,174

Cash and cash equivalents and restricted cash:
Net change during the period	119,697	597,182
Balance, beginning of period	783,147	185,965
Cash and cash equivalents, ending	$902,844	$783,147

Supplemental cash flow information:
Interest Paid	$-	$-
Income taxes paid	$-	$800

Non-cash financing activities

Common stock issued for convertible debt and accrued interest	$-	$844,896

The accompanying notes are an integral part of these financial statements

TriplePulse, Inc.
dba TruBrain

Notes to the Financial Statements

NOTE 1 – NATURE OF BUSINESS

TriplePulse, Inc. dba TruBrain (the “Company”) was incorporated on November 14, 2012 under the laws of the State of Delaware and is headquartered in Santa Monica, CA. The Company develops and produces special formulated brands of food and beverage to enhance brain function. The Company has marketed their products to consumers through an online platform.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The Company’s year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2020 and December 31, 2019, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits of $250,000. No losses have been recognized as a result of these excess amounts.

Inventory

Inventory is stated at the lower of cost or market value and is accounted for using the first-in-first-out method (“FIFO”). The Company analyzes inventory per any potential obsolescence, and records impairment and obsolescence reserve against inventory as deemed necessary and based on historical experience. As of December 31, 2020 and December 31, 2019 the Company had an impairment allowance of $17,922 and $11,222, respectively.

Revenue Recognition

During the year ended December 31, 2019, the Company adopted Accounting Standards Update (ASU) 2014-01, “Revenue from Contracts with Customers” which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers (Accounting Standards Codification “ASC” Topic 606) and supersedes most current revenue recognition guidance (ASC Topic 605). ASC Topic 606 outlines the following five-step process for revenue recognition:

•	Identification of the contract with a customer;

•	Identification of the performance obligations in the contract;

•	Determination of the transaction price;

•	Allocation of the transaction price to the performance obligations in the contract; and

•	Recognition of revenue when, or as, the Company satisfies the performance obligations.

The Company recognizes revenue when the performance obligations have been met, which is typically at the time of shipment. Return reserves are estimated based on historical experiences.

Deferred revenue consists of cash received from customers for purchase commitments that are monthly, quarterly, bi-annual and annual of the product sold on the Company’s website. Revenue from these purchases are deferred and recognized as the performance obligation is met. As of December 31, 2020, and December 31, 2019, the Company had $34,531 and $29,333 in deferred revenue, respectively.

The adoption of ASU 606 did not have a material impact on our financial statements.

Advertising costs

The Company’s advertising costs are expensed as incurred. During the years ended December 31, 2020 and 2019, the Company recognized $157,891 and $212,863 in advertising, respectively.

Stock-Based Compensation

During the year ended December 31, 2019, the Company adopted ASU 2018-07, Compensation – Stock Compensation (Topic 718) that accounts for non-employee awards in the same manner as employee awards. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The adoption of ASU 2018-07 did not have a material impact on our financial statements.

Stock Split

On September 11, 2019, the Board of Directors approved a 50:1 common stock split. Share and per share amounts for all periods presented in the accompanying financial statements and notes herein have been adjusted retroactively, where applicable, to reflect the stock split.

Convertible Debt

The Company evaluated the convertible debt under the guidelines established by ASC 470-20, Debt with Conversion and Other Options. ASC 470-20 governs the calculation of an embedded beneficial conversion and/or debt issued with warrants, which is treated as a discount to the instruments where derivative accounting does not apply.

Offering Costs

The Company accounts for offering costs in accordance with ASC 340, Other Assets and Deferred Costs. Prior to the completion of an offering, offering costs are capitalized as deferred offering costs on the balance sheet. The deferred offering costs are netted against the proceeds of the offering in stockholders’ deficit. If the offering is unsuccessful, such costs are expensed.

Preferred Stock

ASC 480, Distinguishing Liabilities from Equity, includes standards for how an issuer of equity classifies and measures on its balance sheet certain financial instruments with characteristics of both liabilities and equity. Management is required to determine the presentation for the preferred stock as a result of the redemption and conversion provisions in the agreement. Specifically, management is required to determine whether the embedded conversion feature in the preferred stock is clearly and closely related to the host instrument, and whether the bifurcation of the conversion feature is required, and the conversion feature should be accounted for as a derivative instrument. If the host instrument and conversion feature are determined to be clearly and closely related (both more akin to equity), derivative liability accounting under ASC 815, Derivatives and Hedging, is not required. Management determined that the host contract of the preferred stock is more akin to equity, and accordingly, liability accounting is not required by the Company. The Company has presented preferred stock within stockholders' deficit in the accompanying balance sheet.

Earnings per Common Share

Basic earnings per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing net income (loss) by the weighted average number of common shares and dilutive potential common shares outstanding during the period. Diluted earnings per common shares includes the dilutive effect of the additional potential common shares issuable under convertible debt, stock options, warrants, and preferred shares as fully converted. For the years ended December 31, 2020 and 2019, dilutive shares include 461,350 common stock options and warrants, 2,083 Series Seed-B warrants which are convertible into 104,150 shares of common stock and preferred stock that is convertible into 5,416,700 shares of common stock, and 2,361,111 shares of common stock on an if-converted basis for outstanding convertible debt. For the years ended December 31, 2020, such dilutive securities were excluded as such were antidilutive. Earnings and dividends per share are restated for all stock splits through the date of issuance of the financial statements.

Income Taxes

Federal Income taxes are not currently due since we have had losses since inception.

On December 22, 2018 H.R. 1, originally known as the Tax Cuts and Jobs Act, (the “Tax Act”) was enacted. Among the significant changes to the U.S. Internal Revenue Code, the Tax Act lowers the U.S. federal corporate income tax rate (“Federal Tax Rate”) from 35% to 21% effective January 1, 2018. The Company will compute its income tax expense for the year ended December 31, 2020 using a Federal Tax Rate of 21%.

Income taxes are provided based upon the liability method of accounting pursuant to ASC 740-10-25 Income Taxes – Recognition. Under this approach, deferred income taxes are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end. A valuation allowance is recorded against deferred tax assets if management does not believe the Company has met the “more likely than not” standard required by ASC 740-10-25-5.

Deferred income tax amounts reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax reporting purposes.

The Company pays Federal and California income taxes at rates of approximately 21% and 8.8%, respectively, and has used an effective blended rate of 28% to derive net deferred tax assets.

As of December 31, 2020, we had a net operating loss carry-forward of approximately $(1,806,488) and a deferred tax asset of $505,817 using the statutory rate of 21%. The deferred tax asset may be recognized in future periods, not to exceed 20 years. However, due to the uncertainty of future events we have booked valuation allowance of $(505,817). FASB ASC 740 prescribes recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FASB ASC 740 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. At December 31, 2020, the Company had not taken any tax positions that would require disclosure under FASB ASC 740.

	December 31, 2020	December 31, 2019
Deferred Tax Asset	$505.817	$522,426
Valuation Allowance	(505,817)	(522,426)
Deferred Tax Asset (Net)	$-	$-

Research and Development Costs

Research and development costs are expensed as incurred. We incur research and development costs to improve and expand our product offerings, introduce new technologies to customers, and support our sales channels to generate consumer interest and engagement. These costs typically include components such as formulation, personnel related expenses, consulting expenses, prototype materials, market research, analytical laboratory testing, and user testing. For the years ended December 31, 2020 and 2019, the Company recognized $11,406 and $12,926 in research and development costs, respectively, which have been in included in general and administrative costs in the accompanying statements of operations.

Shipping and Handling Costs

Shipping and handling costs are included in cost of goods sold and expensed as incurred. For the years ended December 31, 2020 and 2019, the Company incurred $220,674 and $261,838 in shipping and handling costs, respectively, recorded within cost of goods sold in the accompanying statements of operations.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, a new standard on the accounting for leases, which requires a lessee to record a right-of-use asset and a corresponding lease liability on the balance sheet for all leases with terms longer than twelve months. The standard also expands the required quantitative and qualitative disclosures surrounding leasing arrangements. The standard is effective for nonpublic companies for annual reporting periods beginning after December 15, 2021. The Company is in the process of evaluating the impact of ASU 2016-02 on the Company’s financial statements and disclosures.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326) which replaces incurred losses methodology with expected losses. The standard will require the Company to estimate any expected credit loss as it applies to financial assets and recognize an allowance for an expected credit loss. The standard will be effective in January 2023. The Company is currently in the process of evaluating the impact of ASU 2016-13 on the Company’s financial statements and disclosures.

In August 2020, the FASB issued ASU 2020-06, Debt-Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815-40); Accounting for Convertible Instruments and Contracts in an Entity’s own Equity. The standard will simplify the accounting for convertible debt with derivatives and hedging. The standard will be effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. The Company is in the process of evaluating the impact of ASU 2020-06 on the Company’s financial statements and disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been several ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us, or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – GOING CONCERN

The Company has incurred losses from inception of approximately $1.8 million, has historically suffered negative cash flows and has limited working capital, which raise substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to maintain profitable operations and cash flows. There are no assurances that management’s plans will be successful. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

In December 2019, a novel strain of coronavirus (COVID-19) was reported in Wuhan, China and has spread throughout the United States and the rest of the world. The World Health Organization has declared the outbreak to constitute a “Public Health Emergency of International Concern.” This contagious disease outbreak, which has not been contained, and is disrupting supply chains and affecting production and sales across a range of industries in United States and other companies as a result of quarantines, facility closures, and travel and logistics restrictions in connection with the outbreak, as well as the worldwide adverse effect to workforces, economies and financial markets, leading to a global economic downturn. Therefore, the Company expects this matter to negatively impact its operating results. However, the related financial impact and duration cannot be reasonably estimated at this time.

As the COVID-19 pandemic continues to drive global uncertainty and disruption, which has created headwinds for our business. Our ecommerce business continues to recover and perform sufficiently well in this challenging environment. To date, we have successfully navigated the business during the COVID-19 pandemic, managing our working capital effectively.

We have experienced some minor shipment delays from our suppliers; however, we have not encountered any major disruptions in our supply chain.  We have been maintaining adequate safety stocks to support our growth and we currently have adequate inventory on hand to meet our current demands.  Overall, we believe the supply chain disruptions arising from COVID-19 will not have a material impact to our business operations.

In response to the pandemic, we prioritized the health and safety of our team by enhancing safety protocols and we have been able to successfully conduct business virtually.

NOTE 4 – NOTES PAYABLE

On April 15, 2020, the Company entered into a payroll protection loan with Coastal Community Bank, guaranteed by the U.S. Small Business Administration (SBA), due April 15, 2022 for $20,900, with an interest rate of 1%. This note had a due date of April 15, 2022, and also has the possibility of forgiveness. This note was forgiven on December 31, 2020 and the balance on this note and accrued interest as of December 31, 2020 was $0.

On July 8, 2020 the company entered into a loan with Coastal Community Bank, guaranteed by the U.S. Small Business Administration (SBA) in the amount of $150,000, with monthly payments beginning July 8, 2021 in the amount of $751 per month for a term of Thirty (30) years, with an interest rate of 3.75% per annum. At December 31, 2020 the outstanding balance on this note was $150,000.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

Except as may be set forth below, we are not a party to any legal proceedings, and we are not aware of any claims or actions pending or threatened against us. In the future, we might from time to time become involved in litigation relating to claims arising from our ordinary course of business, the resolution of which we do not anticipate would have a material adverse impact on our financial position, results of operations or cash flows.

Concentration

The Company uses one primary contract manufacturer and fulfillment center for its top revenue producing drink products. This represents concentrated risks for the main source of revenue for the Company. An adverse impact to one or both of these facilities and/or vendors would cause a material impact on the Company’s operations.

Lease

On June 1, 2020, the Company entered into a lease with a term of five (5) years commencing June 1, 2020. The Company has the option to extend the lease for one additional period of five (5) years upon the same terms and conditions of the Lease. Monthly base rent will range from $4,750 to $5,346 per month.

Future minimum lease payments:

Year	Lease payments
2021	$58,001
2022	$59,738
2023	$61,525
2024	$63,372
2025	$26,730

NOTE 6 – CONVERTIBLE DEBT

The Company issued convertible debt for cash proceeds of $1,455,000 in 2014 and 2015, of which $675,000 was with related parties. These securities are convertible into common stock of the Company, matured 24 months from the date of issuance, and contain a 5% stated rate of interest prior to maturity with 10% default interest after maturity. The convertible debt may be converted upon the following:

1.             Automatic conversion - Upon a qualified financing, which is set to occur upon a bona fide sale of equity in minimum amount ranging from $500,000 to $1,500,000, which may require the consent of the Convertible Promissory Note holders, the outstanding principal and interest convert into that number of shares of the stock issued in the Qualified Financing (the "Qualified Financing Stock") and shares of Common Stock of the Company determined by dividing the Outstanding Amount by a conversion price equal to the lesser of (i) the price per share of the Qualified Financing Stock sold by the Company in the Qualified Financing, discounted by 20%, and (ii) the price determined by dividing a pre-money valuation of $4,000,000.00 by the number of outstanding shares of the Common Stock on a fully-diluted and as-converted basis immediately prior to the closing of the Qualified Financing (not including the Excluded Shares). Of those shares, the number of Qualified Financing Stock will equal (x) the Outstanding Amount, divided by (y) the price per share paid by the other investors purchasing the Qualified Financing Stock in the Qualified Financing. Any remaining shares will be Common Stock.

The Qualified Financing Stock delivered to Holder pursuant to such conversion shall have the same rights, preferences, privileges as the Qualified Financing Stock delivered to other investors in the Qualified Financing, and Holder shall enjoy the same contractual rights as other investors in the Qualified Financing.

2.             Optional conversion - Upon no qualified financing or change of control transaction and outside maturity date, the holder may provide written notice to be delivered to the Company to convert the security into the number of shares of common stock by dividing the outstanding amount by a pre-money valuation of $4,000,000 by the number of outstanding shares of common stock on a fully-diluted and as converted basis.

3.             Change of Control - Upon a change in control transaction, the Company shall redeem the Notes at the election of the purchaser for an amount equal to a) 100-200% of the outstanding amount (depending on the terms of the individual note), or b) the consideration which the holder would have received in the change in control transaction (to be paid in the same form of consideration) had the holder converted outstanding principal and interest into shares of common stock of the Company at a conversion price per share determined by dividing a pre-money valuation of $4,000,000 by the number of outstanding shares of common stock on a fully-dilutive basis.

In 2019, the qualified financing thresholds of $500,000 and $750,000 were triggered, and therefore, convertible notes including interest thereon totaling $844,896, converted into 2,293,605 shares of common stock.

For the years ended December 31, 2020 and 2019, the Company recognized interest expense on the convertible notes of $63,573 and $183,468, respectively. As of December 31, 2020, our outstanding Convertible Promissory Notes have a principal and accrued interest of $1,239,054, and are automatically convertible into shares per the terms of the Convertible Promissory Note agreements.

Related party portion:

As of December 31, 2020, the company had an outstanding balance owed to related parties of $675,000 under these convertible notes. This consisted of two notes:

On May 5, 2015 the company entered into a convertible promissory note for $250,000, with a due date of May 4, 2017. This note accrues interest at the rate of 5% per annum and a default rate of 10% per annum. This note is convertible under the terms listed above. As of December 31, 2020, the outstanding balance due on this note was $250,000. This note is currently in default. As of December 31, 2020, the total outstanding principal and accrued interest on this note was $364,582.

On July 2, 2015 the company entered into a convertible promissory note for $425,000, with a due date of July 1, 2017. This note accrues interest at the rate of 5% per annum and a default rate of 10% per annum. This note is convertible under the terms listed above. As of December 31, 2020, the outstanding balance due on this note was $425,000. This note is currently in default. As of December 31, 2020, the total outstanding principal and accrued interest on this note was $612,708.

NOTE 7 – STOCKHOLDERS’ DEFICIT

Common Stock

The Company is authorized to issue 100,000,000 shares of common stock, $0.0001 par value per share.

During the year that ended December 31, 2019, the Company sold 2,822,801 shares of Common Stock for gross proceeds of $966,844, of which $136,778 was receivable as of December 31, 2019. Net proceeds received through December 31, 2019 totaled $830,066. The Company also incurred $326,892 in offerings costs for this offering.

During 2019, the Company had convertible notes which automatically converted into common stock; see Note 6 for further discussion.

On September 11, 2019 the Board of Directors approved a 50:1 stock split by filing a certificate of amendment to its amended and restated certificate of incorporation with the Secretary of State of the State of Delaware. The Company did not timely file an Amendment to the Certificate of Incorporation of the Company to affect the stock split and specify the number of shares of common stock of the Company that the Company was authorized to issue. To correct these defective corporate acts pursuant to Delaware General Corporation Law Section 204, the Board filed a Certificate of Designation with the Delaware Secretary of State dated January 29, 2020, pursuant to which the Company ratified the stock split and the number of authorized shares of common stock of the Company, with an effective date of September 11, 2019. Accordingly, all share and per share amounts for all periods presented in the accompanying financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect the stock split.

During the years ended December 31, 2020, the Company sold 300,626 shares of Common Stock for gross proceeds of $66,029 and received $136,778 in subscriptions receivable. The Company also incurred $137,346 in offerings costs for this offering, which resulted in net proceeds of $66,029.

Preferred Stock

The Company is authorized to issue 66,666 shares of Series A Preferred Stock, $0.0001 par value and 43,750 shares of Series B Preferred stock, $0.0001 par value; collectively referred to as the “Preferred Stock”.

Conversion rights – The holders of Preferred Stock have the following conversion rights:

Each share of Preferred Stock is convertible, at any time, at the option of the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Initial Issue Price of the Preferred Stock (as appropriately adjusted for stock splits, stock dividends, recapitalizations and the like) by the then applicable Conversion Price for a share of Preferred Stock. The Initial Issue Price per share of Series Seed Preferred Stock is $0.30 per share, and of Series Seed-B Preferred Stock $0.60 per share. Due to the stock-split noted above, each share of preferred stock is convertible into 50 shares of common stock.

Each share of Preferred Stock shall automatically be converted into Common Stock immediately upon the earlier of (a) the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, or (ii) the date, time, or occurrence of an event specified by written consent or agreement of the holders of at least a majority of the then outstanding shares of Preferred Stock, voting together as a single class.

Additional Financing Rights: – In the event the Company issues securities in its subsequent equity financings which have (a) rights, preferences or privileges that are more favorable than the terms of Investor, such as price based anti-dilution protection, or (b) provides all such future investors other contractual terms such as preemptive rights or registration rights, the Company shall provide substantially equivalent rights to Investor.

Liquidation rights – Upon a liquidation, dissolution or winding up of the corporation, or deemed liquidation event, the holders of our Series Seed Preferred Stock and Series Seed-B Preferred Stock, are entitled to receive the greater of the a) Initial Issue price plus any declared and unpaid dividends, or b) such amount per share as would have been payable had preferred stock been converted into common stock immediately before such event, in distributions, before any funds are distributed to the holders of common stock. As of the date hereof, upon a Liquidation Event, the holders of outstanding preferred stock would be entitled to receive the first $45,000 in distributions as stated in agreements, with the remaining amounts being split pro rata amongst the holders of common stock.

Voting rights – The holders of preferred stock shall have the right to one vote for each share of common stock into which such preferred stock could then be converted with the same voting rights and powers of common shareholders, except with respect to the election of directors. As long as there are any shares of preferred stock outstanding, we may not, do any of the following without the vote of the holders of a majority of the outstanding shares of preferred stock, voting together as a single class: (1) alter or change the rights, powers or privileges of the preferred stock as set forth in our Certificate of Incorporation, in any way that adversely affects the preferred stock, (2) increase or decrease the authorized number of shares of preferred stock (or any series thereof), (3) authorize or create any new class or series of capital stock having rights, powers or privileges that are senior to any series of preferred stock, (4) redeem or repurchase any shares of common stock or preferred stock (other than pursuant to employee or consulting agreements giving us the right to repurchase such share at the original cost thereof upon termination of services, or (5) declare or pay any dividend or otherwise make a distribution to the holders of preferred stock or common stock. Therefore, the holders of our preferred stock, may prevent us from taking certain corporate actions, that our board of directors may be in the best interests of the holders of our common stock. See “Securities Being Offered – Certificate of Incorporation – Voting Rights.”

Dividend Rights – All dividends shall be declared pro rata on the shares of Common Stock and Preferred Stock, on a pari passu basis according to the number of shares of Common Stock held by such holders, or, in the case of Preferred Stock, the number of shares of Common Stock, into which such shares of Preferred Stock are convertible as of the record date for the payment of such dividends.

Other Rights of Holders of Preferred Stock – We are party to an Investors’ Rights Agreement with StartEngine Fund I, L.P., the holder of our Series Seed Preferred Stock, pursuant to which, in addition to holding certain information rights, StartEngine has a right of first refusal to purchase a specified portion of any new securities we may sell in the future.

Stock Options

In 2014, the Board of Directors adopted the TriplePulse, Inc. 2014 Incentive Plan (the “2014 Plan”). The 2014 Plan provides for the grant of equity awards to purchase shares of common stock. Up to 14,250,000 shares of common stock may be issued pursuant to awards granted under the 2014 Plan. The 2014 Plan is administered by the Board of Directors, and expires ten years after adoption, unless terminated earlier by the Board.

The Company has 7,908,197 shares issued and 6,341,803 shares remaining for issuance under the 2014 stock plan.

There were no grants or forfeitures during the years ended December 31, 2020.

		Weighted	Weighted
		Average	Average
		Exercise	Contractual
	Stock Options	Price	Life (years)
Outstanding at December 31, 2018	250,000	$0.02	6.6
Granted	-		-
Exercised	-		-
Forfeited	-		-
Outstanding at December 31, 2019	250,000	$0.02	5.6
Granted	-		-
Exercised	-		-
Forfeited	-		-
Outstanding at December 31, 2020	250,000	$0.02	4.6

Warrants

The Company had outstanding warrants for the purchase of 2,083 shares of Series Seed-B preferred and 211,350 shares of Common Stock and Warrants outstanding are fully vested. The Series Seed-B warrants can convert into 104,150 shares of common stock.

There were no grants or forfeitures during the years ended December 31, 2020.

		Weighted	Weighted
		Average	Average
		Exercise	Contractual
	Warrants	Price	Life (years)
Outstanding at December 31, 2018	213,433	$0.04	6.13
Granted	-		-
Exercised	-		-
Forfeited	-		-
Outstanding at December 31, 2019	213,433	$0.04	5.13
Granted	-		-
Exercised	-		-
Forfeited	-		-
Outstanding at December 31, 2020,	213,433	$0.04	4.13

NOTE 8 – SUBSEQUENT EVENTS

On January 26, 2021, the Company entered into a payroll protection loan with Coastal Community Bank, guaranteed by the U.S. Small Business Administration (SBA), due January 26, 2023 for $40,600, with an interest rate of 1%. This note is due in full on January 26, 2023, and also has the possibility of forgiveness. The impact of the COVID-19 could continue to affect our supply chain and/or consumer behavior. While the full impact of the coronavirus outbreak on our business is unknown at this time, we experienced some moderate impacts on the purchasing behavior of our consumer base. As we expect to comply fully with the situations and terms of the loan, we expect that the loan will be forgiven, however we cannot guarantee that forgiveness will be granted regardless of our full compliance with the terms and spirit of the PPP.

In accordance with ASC 855, the Company has analyzed its operations subsequent to December 31, 2020 through the date these financial statements were issued, and has determined that it does not have any other material subsequent events to disclose in these financial statements.

TRIPLEPULSE, INC.

FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2019 AND 2018

INDEPENDENT AUDITORS’ REPORT

To Board of Directors and Stockholders

TriplePulse, Inc. dba TruBrain

Report on the Financial Statements

We have audited the accompanying financial statements of TriplePulse, Inc.dba TruBrain (the “Company”) which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of operations, stockholders’ deficit, and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TriplePulse, Inc. as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, certain conditions, including historical losses from operations and negative cash flows, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

/s/ dbbmckennon

Newport Beach, CA

September 25, 2020

TriplePulse, Inc.
dba TruBrain

Balance Sheets

December 31, 2019 and 2018

	December 31, 2019	December 31, 2018
Assets
Current assets:
Cash and cash equivalents	$783,147	$185,965
Inventory	292,858	141,290
Other current assets	66,515	10,404
Total current assets	1,142,520	337,659
Total assets	$1,142,520	$337,659

Liabilities and stockholders’ deficit
Current liabilities:
Accounts payable and accrued expenses	$181,759	$80,825
Accrued interest	65,652	43,774
Accrued interest, related party	257,597	172,815
Deferred revenue	29,333	29,859
Related party convertible notes payable	675,000	675,000
Convertible notes payable	175,000	175,000
Total current liabilities	1,384,341	1,177,273
Convertible notes payable, noncurrent	-	768,088
Total liabilities	1,384,341	1,945,361

Commitments and contingent liabilities (Note 4)	-	-

Stockholders’ deficit:
Preferred stock Series A, 66,666 authorized, par value $0.0001, and 66,666 shares issued and outstanding at December 31, 2019 and 2018 (liquidation preference $20,000)	7	7
Preferred stock Series B, 43,750 authorized, par value $0.0001, and 41,667 shares issued and outstanding at December 31, 2019 and 2018 (liquidation preference $25,000)	4	4
Common stock, 100,000,000 authorized, par value $0.0001, and 45,032,956 and 39,916,550 shares issued and outstanding at December 31, 2019 and 2018, respectively	4,503	3,992
Additional paid-in capital	1,626,439	142,102
Subscription receivable	(136,778)	-
Accumulated deficit	(1,735,996)	(1,753,807)
Total stockholders’ deficit	(241,821)	(1,607,702)
Total liabilities and stockholders’ deficit	$1,142,520	$337,659

The accompanying notes are an integral part of these financial statements

TriplePulse, Inc.
dba TruBrain

Statements of Operations

For the years ended December 31, 2019 and 2018

	For the years ended
	December 31, 2019	December 31, 2018
Sales, net	$1,942,633	$2,835,842
Cost of goods sold	886,539	1,784,816
Gross profit	1,056,094	1,051,026

Other operating expenses
Selling, general, & administrative expenses
Marketing and advertising	212,863	510,755
Wages	361,325	404,440
General and administrative	279,827	559,739
Total operating expenses	854,015	1,474,934

Income (loss) from operations	202,079	(423,908)

Non-operating expenses
Interest expense	183,468	145,500
Total non-operating expenses	183,468	145,500

Income (loss) before income tax	18,611	(569,408)
Income tax expense	800	800
Net income (loss)	$17,811	$(570,208)

Weighted average common shares outstanding, basic	40,199,960	39,916,550
Weighted average common shares outstanding, diluted	48,505,053	39,916,550

Earnings per share:
Basic	$0.00	$(0.01)
Diluted	$0.00	$(0.01)

The accompanying notes are an integral part of these financial statements

TriplePulse, Inc.
dba TruBrain

Statements of stockholders' deficit

For the years ended December 31, 2019 and 2018

	Preferred Stock				Common Stock					Total
	Series A		Series B				Additional	Subscription	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Paid-in Capital	Receivable	Deficit	Deficit
Balance on December 31, 2017	66,666	$7	41,667	$4	39,916,550	$3,992	$142,102	$-	$(1,183,599)	$(1,037,494)

Net loss	-	-	-	-	-	-	-	-	(570,208)	(570,208)

Balance on December 31, 2018	66,666	7	41,667	4	39,916,550	3,992	142,102	-	(1,753,807)	(1,607,702)

Common stock issued for cash	-	-	-	-	2,822,801	282	966,562	(136,778)	-	830,066

Offering costs	-	-	-	-	-	-	(326,892)	-	-	(326,892)

Conversion of convertible debt	-	-	-	-	2,293,605	229	844,667	-	-	844,896

Net income	-	-	-	-	-	-	-	-	17,811	17,811

Balance on December 31, 2019	66,666	$7	41,667	$4	45,032,956	$4,503	$1,626,439	$(136,778)	$(1,735,996)	$(241,821)

The accompanying notes are an integral part of these financial statements

TriplePulse, Inc.
dba TruBrain

Statements of Cash Flows

For the Years ended December 31, 2019 and 2018

	For the years ended
	December 31, 2019	December 31, 2018
Cash flows from operating activities:
Net Income (loss)	$17,811	$(570,208)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Inventory obsolescence impairment	6,651	(1,784)
Changes in operating assets and liabilities:
Inventory	(158,219)	314,161
Other current assets	(56,111)	(10,404)
Accounts payable and accrued expenses	100,934	(7,320)
Deferred revenue	(526)	(5,847)
Accrued interest	98,686	78,000
Accrued interest, related party	84,782	67,500
Net cash provided (used in) operating activities	94,008	(135,902)

Cash flows from financing activities:
Proceeds from issuance of common stock	830,066	-
Payments of offering costs	(326,892)	-
Net cash provided by financing activities	503,174	-

Cash and cash equivalents and restricted cash:
Net change during the year	597,182	(135,902)
Balance, beginning of year	185,965	321,867
Cash and cash equivalents, ending	$783,147	$185,965

Supplemental cash flow information:
Income taxes paid	$800	$800

Non-cash financing activities
Common stock issued for convertible debt and accrued interest	$844,896	$-

The accompanying notes are an integral part of these financial statements

TriplePulse, Inc.
dba TruBrain

Notes to the Financial Statements

NOTE 1 – NATURE OF BUSINESS

TriplePulse, Inc. dba TruBrain (the “Company”) was incorporated on November 14, 2012 under the laws of the State of Delaware and is headquartered in Santa Monica, CA. The Company develops and produces special formulated brands of food and beverage to enhance brain function. The Company has marketed their products to consumers through an online platform.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The Company’s year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

TriplePulse, Inc.
dba TruBrain

Notes to the Financial Statements

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2019 and 2018, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits of $250,000. No losses have been recognized as a result of these excess amounts.

Inventory

Inventory is stated at the lower of cost or market value and is accounted for using the first-in-first-out method (“FIFO”). The Company analyzes inventory per any potential obsolescence, and records impairment and obsolescence reserve against inventory as deemed necessary and based on historical experience. During the periods ended December 31, 2019 and 2018, the Company recognized impairment allowance of $11,222 and $4,571, respectively.

Revenue Recognition

During the year ended December 31, 2019, the Company adopted Accounting Standards Update (ASU) 2014-01, “Revenue from Contracts with Customers” which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers (Accounting Standards Codification “ASC” Topic 606) and supersedes most current revenue recognition guidance (ASC Topic 605). ASC Topic 606 outlines the following five-step process for revenue recognition:

·	Identification of the contract with a customer;

·	Identification of the performance obligations in the contract;

·	Determination of the transaction price;

·	Allocation of the transaction price to the performance obligations in the contract; and

·	Recognition of revenue when, or as, the Company satisfies the performance obligations.

The Company recognizes revenue when the performance obligations have been met, which is typically at the time of shipment. Return reserves are estimated based on historical experiences.

Deferred revenue consists of cash received from customers for purchase commitments that are monthly, quarterly, bi-annual and annual of the product sold on the Company’s website. Revenue from these purchases are deferred and recognized as the performance obligation is met. As of December 31, 2019 and 2018, the Company had $29,333 and $29,859 in deferred revenue, respectively.

The adoption of ASU 606 did not have a material impact on our financial statements.

Advertising costs

The Company’s advertising costs are expensed as incurred. During the years ended December 31, 2019 and 2018, the Company recognized $212,863 and $510,755 in advertising, respectively.

TriplePulse, Inc.
dba TruBrain

Notes to the Financial Statements

Stock-Based Compensation

During the year ended December 31, 2019, the Company adopted ASU 2018-07, Compensation – Stock Compensation (Topic 718) that accounts for non-employee awards in the same manner as employee awards. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award, and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The adoption of ASU 2018-07 did not have a material impact on our financial statements.

Stock Split

On September 11, 2019, the Board of Directors approved a 50:1 common stock split. Share and per share amounts for all periods presented in the accompanying financial statements and notes herein have been adjusted retroactively, where applicable, to reflect the stock split.

Convertible Debt

The Company evaluated the convertible debt under the guidelines established by ASC 470-20, Debt with Conversion and Other Options. ASC 470-20 governs the calculation of an embedded beneficial conversion and/or debt issued with warrants, which is treated as a discount to the instruments where derivative accounting does not apply.

Offering Costs

The Company accounts for offering costs in accordance with Accounting Standards Codification (“ASC”) 340, Other Assets and Deferred Costs. Prior to the completion of an offering, offering costs are capitalized as deferred offering costs on the balance sheet. The deferred offering costs are netted against the proceeds of the offering in stockholders’ deficit. If the offering is unsuccessful, such costs are expensed.

Preferred Stock

ASC 480, Distinguishing Liabilities from Equity, includes standards for how an issuer of equity classifies and measures on its balance sheet certain financial instruments with characteristics of both liabilities and equity. Management is required to determine the presentation for the preferred stock as a result of the redemption and conversion provisions in the agreement. Specifically, management is required to determine whether the embedded conversion feature in the preferred stock is clearly and closely related to the host instrument, and whether the bifurcation of the conversion feature is required, and the conversion feature should be accounted for as a derivative instrument. If the host instrument and conversion feature are determined to be clearly and closely related (both more akin to equity), derivative liability accounting under ASC 815, Derivatives and Hedging, is not required. Management determined that the host contract of the preferred stock is more akin to equity, and accordingly, liability accounting is not required by the Company. The Company has presented preferred stock within stockholders' deficit in the accompanying balance sheet.

Earnings per Common Share

Basic earnings per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing net income (loss) by the weighted average number of common shares and dilutive potential common shares outstanding during the period. Diluted earnings per common shares includes the dilutive effect of the additional potential common shares issuable under convertible debt, stock options, warrants, and preferred shares as fully converted. During 2019, dilutive shares include 461,350 common stock options and warrants, 2,083 Series Seed-B warrants which are convertible into 104,150 shares of common stock and preferred stock that is convertible into 5,416,700 shares of common stock, and 2,361,111 shares of common stock on an if-converted basis for outstanding convertible debt. In 2018, such dilutive securities were excluded as such were antidilutive. Earnings and dividends per share are restated for all stock splits through the date of issuance of the financial statements.

TriplePulse, Inc.
dba TruBrain

Notes to the Financial Statements

Research and Development Costs

Research and development costs are expensed as incurred. We incur research and development costs to improve and expand our product offerings, introduce new technologies to customers, and support our sales channels to generate consumer interest and engagement. These costs typically include components such as formulation, personnel related expenses, consulting expenses, prototype materials, market research, analytical laboratory testing, and user testing. During the years ended December 31, 2019 and 2018, the Company recognized $12,926 and $14,980 in research and development costs, respectively, which have been in included in general and administrative costs in the accompanying statements of operations.

Shipping and Handling Costs

Shipping and handling costs are included in cost of goods sold and expensed as incurred. During the years ended December 31, 2019 and 2018, the Company incurred $261,838 and $383,274 in shipping and handling costs, respectively, recorded within cost of goods sold in the accompanying statements of operations.

Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service (“IRS”) As such, tax years since 2015 are open are subject to Federal, state, and local examinations by applicable authorities. The Company currently is not under examination by any tax authority.

The Company had net operating loss carryforwards of $1,509,542 and $1,478,102 as of December 31, 2019 and 2018, respectively. The Company pays Federal and California income taxes at rates of approximately 21% and 8.8%, respectively, and has used an effective blended rate of 28% to derive net deferred tax assets of $522,426 and $527,466 as of December 31, 2019 and 2018, respectively, resulting from its net operating loss carryforwards and other temporary book to tax differences. However, as of December 31, 2019, no such benefit is expected to be recognized in the near term, and therefore, a full valuation allowance has been assessed on any potential income tax benefit.

	2019	2018
Deferred Tax Asset	$522,426	$527,466
Valuation Allowance	(522,426)	(527,466)
Deferred Tax Asset, Net	$-	$-

TriplePulse, Inc.
dba TruBrain

Notes to the Financial Statements

Recent Accounting Pronouncements

In February 2016, the Financial Accounting Board (FASB) issued Accounting Standard Update (ASU) 2016-02, a new standard on the accounting for leases, which requires a lessee to record a right-of-use asset and a corresponding lease liability on the balance sheet for all leases with terms longer than twelve months. The standard also expands the required quantitative and qualitative disclosures surrounding leasing arrangements. The standard is effective for nonpublic companies for annual reporting periods beginning after December 15, 2021. The Company is in the process of evaluating the impact of ASU 2016-02 on the Company’s financial statements and disclosures.

In June 2016, the Financial Accounting Board (FASB) issued Accounting Standard Update (ASU) 2016-13, Financial Instruments – Credit Losses (Topic 326) which replaces incurred losses methodology with expected losses. The standard will require the Company to estimate any expected credit loss as it applies to financial assets and recognize an allowance for an expected credit loss. The standard will be effective in January 2023. The Company is currently in the process of evaluating the impact of ASU 2016-13 on the Company’s financial statements and disclosures.

In August 2020, the Financial Accounting Board (FASB) issued Accounting Standard Update (ASU) 2020-06, Debt-Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815-40); Accounting for Convertible Instruments and Contracts in an Entity’s own Equity. The standard will simplify the accounting for convertible debt with derivatives and hedging. The standard will be effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. The Company is in the process of evaluating the impact of ASU 2020-06 on the Company’s financial statements and disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been several ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us, or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – GOING CONCERN

The Company has incurred losses from inception of approximately $1.7 million, has historically suffered negative cash flows and has limited working capital, which raise substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to maintain profitable operations and cash flows. There are no assurances that management’s plans will be successful. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

TriplePulse, Inc.
dba TruBrain

Notes to the Financial Statements

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Except as may be set forth below, we are not a party to any legal proceedings, and we are not aware of any claims or actions pending or threatened against us. In the future, we might from time to time become involved in litigation relating to claims arising from our ordinary course of business, the resolution of which we do not anticipate would have a material adverse impact on our financial position, results of operations or cash flows.

During 2018, the Company had two previous customers file a joint claim against them, which was settled out of court. In 2018, the Company settled this claim for a one-time payment of $2,000. As of December 31, 2018, the Company has made the required payment and there are no ongoing disputes as it relates to this matter.

Concentration

The Company uses one primary contract manufacturer and fulfillment center for its top revenue producing drink products. This represents concentrated risks for the main source of revenue for the Company. An adverse impact to one or both of these facilities and/or vendors would cause a material impact on the Company’s operations.

Lease

Subsequent to December 31, 2019, the Company entered into a lease with a term of five (5) years commencing June 1, 2020. The Company has the option to extend the lease for one additional period of five (5) years upon the same terms and conditions of the Lease. Monthly base rent will range from $4,750 to $5,346 per month.

NOTE 5 – CONVERTIBLE DEBT

The Company issued convertible debt for cash proceeds of $1,455,000 in 2014 and 2015, of which $675,000 was with related parties. These securities are convertible into common stock of the Company, matured 24 months from the date of issuance, and contain a 5% stated rate of interest prior to maturity with 10% default interest after maturity. The convertible debt may be converted upon the following:

1.             Automatic conversion - Upon a qualified financing, which is set to occur upon a bona fide sale of equity in minimum amount ranging from $500,000 to $1,500,000, which may require the consent of the Convertible Promissory Note holders, the outstanding principal and interest convert into that number of shares of the stock issued in the Qualified Financing (the "Qualified Financing Stock") and shares of Common Stock of the Company determined by dividing the Outstanding Amount by a conversion price equal to the lesser of (i) the price per share of the Qualified Financing Stock sold by the Company in the Qualified Financing, discounted by 20%, and (ii) the price determined by dividing a pre-money valuation of $4,000,000.00 by the number of outstanding shares of the Common Stock on a fully-diluted and as-converted basis immediately prior to the closing of the Qualified Financing (not including the Excluded Shares). Of those shares, the number of Qualified Financing Stock will equal (x) the Outstanding Amount, divided by (y) the price per share paid by the other investors purchasing the Qualified Financing Stock in the Qualified Financing. Any remaining shares will be Common Stock.

The Qualified Financing Stock delivered to Holder pursuant to such conversion shall have the same rights, preferences, privileges as the Qualified Financing Stock delivered to other investors in the Qualified Financing, and Holder shall enjoy the same contractual rights as other investors in the Qualified Financing.

2.            Optional conversion - Upon no qualified financing or change of control transaction and outside maturity date, the holder may provide written notice to be delivered to the Company to convert the security into the number of shares of common stock by dividing the outstanding amount by a pre-money valuation of $4,000,000 by the number of outstanding shares of common stock on a fully-diluted and as converted basis.

TriplePulse, Inc.
dba TruBrain

Notes to the Financial Statements

3.            Change of Control - Upon a change in control transaction, the Company shall redeem the Notes at the election of the purchaser for an amount equal to a) 100-200% of the outstanding amount (depending on the terms of the individual note), or b) the consideration which the holder would have received in the change in control transaction (to be paid in the same form of consideration) had the holder converted outstanding principal and interest into shares of common stock of the Company at a conversion price per share determined by dividing a pre-money valuation of $4,000,000 by the number of outstanding shares of common stock on a fully-dilutive basis.

In 2019, the qualified financing thresholds of $500,000 and $750,000 were triggered, and therefore, convertible notes including interest thereon totaling $844,896, converted into 2,293,605 shares of common stock. Debt and related interest thereon totaling $768,088 as of December 31, 2018 represents the amount of debt and interest ultimately converted into equity during 2019, and accordingly, were presented as a long-term liability.

During 2019 and 2018, the Company recognized interest expense on the convertible notes of $183,468 and $145,500, respectively.

NOTE 6 – STOCKHOLDERS’ DEFICIT

Common Stock

The Company is authorized to issue 100,000,000 shares of common stock, $0.0001 par value per share.

During the year that ended December 31, 2019, the Company sold 2,822,801 shares of Common Stock for gross proceeds of $966,844, of which $136,778 is receivable as of December 31, 2019. Net proceeds received through December 31, 2019 totaled $830,066. The Company also incurred $326,892 in offerings costs for this offering.

During 2019, the Company had convertible notes which automatically converted into common stock; see Note 5 for further discussion.

On September 11, 2019 the Board of Directors approved a 50:1 stock split by filing a certificate of amendment to its amended and restated certificate of incorporation with the Secretary of State of the State of Delaware. The Company did not timely file an Amendment to the Certificate of Incorporation of the Company to affect the stock split and specify the number of shares of common stock of the Company that the Company was authorized to issue. To correct these defective corporate acts pursuant to Delaware General Corporation Law Section 204, the Board filed a Certificate of Designation with the Delaware Secretary of State dated January 29, 2020, pursuant to which the Company ratified the stock split and the number of authorized shares of common stock of the Company, with an effective date of September 11, 2019. Accordingly, all share and per share amounts for all periods presented in the accompanying financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect the stock split.

TriplePulse, Inc.
dba TruBrain

Notes to the Financial Statements

Preferred Stock

The Company is authorized to issue 66,666 shares of Series A Preferred Stock, $0.0001 par value and 43,750 shares of Series B Preferred stock, $0.0001 par value; collectively referred to as the “Preferred Stock”.

Conversion rights – The holders of Preferred Stock have the following conversion rights:

Each share of Preferred Stock is convertible, at any time, at the option of the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Initial Issue Price of the Preferred Stock (as appropriately adjusted for stock splits, stock dividends, recapitalizations and the like) by the then applicable Conversion Price for a share of Preferred Stock. The Initial Issue Price per share of Series Seed Preferred Stock is $0.30 per share, and of Series Seed-B Preferred Stock $0.60 per share. Due to the stock-split noted above, each share of preferred stock is convertible into 50 shares of common stock.

Each share of Preferred Stock shall automatically be converted into Common Stock immediately upon the earlier of (a) the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, or (ii) the date, time, or occurrence of an event specified by written consent or agreement of the holders of at least a majority of the then outstanding shares of Preferred Stock, voting together as a single class.

Additional Financing Rights: – In the event the Company issues securities in its subsequent equity financings which have (a) rights, preferences or privileges that are more favorable than the terms of Investor, such as price based anti-dilution protection, or (b) provides all such future investors other contractual terms such as preemptive rights or registration rights, the Company shall provide substantially equivalent rights to Investor.

Liquidation rights – Upon a liquidation, dissolution or winding up of the corporation, or deemed liquidation event, the holders of our Series Seed Preferred Stock and Series Seed-B Preferred Stock, are entitled to receive the greater of the a) Initial Issue price plus any declared and unpaid dividends, or b) such amount per share as would have been payable had preferred stock been converted into common stock immediately before such event, in distributions, before any funds are distributed to the holders of common stock. As of the date hereof, upon a Liquidation Event, the holders of outstanding preferred stock would be entitled to receive the first $45,000 in distributions as stated in agreements, with the remaining amounts being split pro rata amongst the holders of common stock.

Voting rights – The holders of preferred stock shall have the right to one vote for each share of common stock into which such preferred stock could then be converted with the same voting rights and powers of common shareholders, except with respect to the election of directors. As long as there are any shares of preferred stock outstanding, we may not, do any of the following without the vote of the holders of a majority of the outstanding shares of preferred stock, voting together as a single class: (1) alter or change the rights, powers or privileges of the preferred stock as set forth in our Certificate of Incorporation, in any way that adversely affects the preferred stock, (2) increase or decrease the authorized number of shares of preferred stock (or any series thereof), (3) authorize or create any new class or series of capital stock having rights, powers or privileges that are senior to any series of preferred stock, (4) redeem or repurchase any shares of common stock or preferred stock (other than pursuant to employee or consulting agreements giving us the right to repurchase such share at the original cost thereof upon termination of services, or (5) declare or pay any dividend or otherwise make a distribution to the holders of preferred stock or common stock. Therefore, the holders of our preferred stock, may prevent us from taking certain corporate actions, that our board of directors may be in the best interests of the holders of our common stock. See “Securities Being Offered – Certificate of Incorporation – Voting Rights.”

TriplePulse, Inc.

dba TruBrain

Notes to the Financial Statements

Dividend Rights – All dividends shall be declared pro rata on the shares of Common Stock and Preferred Stock, on a pari passu basis according to the number of shares of Common Stock held by such holders, or, in the case of Preferred Stock, the number of shares of Common Stock, into which such shares of Preferred Stock are convertible as of the record date for the payment of such dividends.

Other Rights of Holders of Preferred Stock – We are party to an Investors’ Rights Agreement with StartEngine Fund I, L.P., the holder of our Series Seed Preferred Stock, pursuant to which, in addition to holding certain information rights, StartEngine has a right of first refusal to purchase a specified portion of any new securities we may sell in the future.

Stock Options

In 2014, the Board of Directors adopted the TriplePulse, Inc. 2014 Incentive Plan (the “2014 Plan”). The 2014 Plan provides for the grant of equity awards to purchase shares of common stock. Up to 14,250,000 shares of common stock may be issued pursuant to awards granted under the 2014 Plan. The 2014 Plan is administered by the Board of Directors, and expires ten years after adoption, unless terminated earlier by the Board.

The Company has 7,908,197 shares issued and 6,341,803 shares remaining for issuance under the 2014 stock plan.

Stock Options award under the 2014 stock plan are as follows:

	Stock Options	Weighted Average Exercise Price	Weighted Average Contractual Life (years)
Outstanding at December 31, 2017	250,000	$0.02	7.6
Granted	-	-	-
Exercised	-	-	-
Forfeited	-	-	-
Outstanding at December 31, 2018	250,000	$0.02	6.6
Granted	-	-	-
Exercised	-	-	-
Forfeited	-	-	-
Outstanding at December 31, 2019	250,000	$0.02	5.6

All options outstanding are fully vested and there was no stock option expense recognized during the years presented.

TriplePulse, Inc.
dba TruBrain

Notes to the Financial Statements

Warrants

The Company had outstanding warrants for the purchase of 2,083 and 211,350 shares of Series Seed-B preferred and common stock, respectively, which are vested and exercisable as follows:

	Number outstanding	Weighted Average Exercise Price	Weighted Average Remaining Life
Balance on December 31, 2017	213,433	$0.04	7.13
Granted	-	-
Vested	-	-
Forfeited	-	-
Balance on December 31, 2018	213,433	$0.04	6.13
Granted	-	-
Vested	-	-
Forfeited	-	-
Balance on December 31, 2019	213,433	$0.04	5.13

Warrants outstanding are fully vested. The Series Seed-B warrants can convert into 104,150 shares of common stock.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through September 25, 2020, the issuance date of these financial statements.

See Note 4 for facility lease entered into during 2020.

During 2020, the Company issued 296,244 shares of common stock for $98,552 cash in a StartEngine fundraise.

COVID-19 / SBA Loans

The impact of the COVID-19 could continue to affect our supply chain and/or consumer behavior. While the full impact of the coronavirus outbreak on our business is unknown at this time, we experienced some moderate impacts on the purchasing behavior of our consumer base. Subsequent to December 31, 2019, the Company applied for assistance via two programs being offered by the Small Business Administration in response to the COVID-19 crisis: The Paycheck Protection Program (“PPP”) Loan and the Economic Injury Disaster Loan (“EIDL”). On April 15, 2020, the company received $20,900 from the PPP program to help cover payroll costs during a portion of the COVID-19 pandemic. As we expect to comply fully with the situations and terms of the loan, we expect that the loan will be forgiven, however we cannot guarantee that forgiveness will be granted regardless of our full compliance with the terms and spirit of the PPP. On July 14, 2020, the Company entered into an EIDL Loan agreement with the SBA totaling $150,000 which has a 3.75% annual interest rate with no payments for the first 12 months. The EIDL Loan has not been funded as of August 25, 2020.

EXHIBITS

1.1	Posting Agreement with StartEngine Crowdfunding, Inc*

1.2	Broker-Dealer Agreement with Dalmore Group, LLC

2.1	Certificate of Incorporation*

2.2	Amended and Restated Certificate of Incorporation*

2.3	Second Amended and Restated Certificate of Incorporation*

2.4	Amendment to Second Amended and Restated Certificate of Incorporation*

2.5	Bylaws*

3.1	Investors’ Rights Agreement between TriplePulse, Inc., Christopher Thompson and Brightstone Venture Capital Fund, L.P.*

3.2	Investors’ Rights Agreement between TriplePulse, Inc., Christopher Thompson and Blueberry Ventures 1, L.P.*

3.3	Investors’ Rights Agreement between TriplePulse, Inc., and StartEngine Fund I, L.P.*

3.4	Investors’ Rights Agreement between TriplePulse, Inc., Christopher Thompson and Hugh Evans*

4.1	Form of Subscription Agreement

6.1	Convertible Promissory Note Purchase Agreement between TriplePulse, Inc., and Brightstone Venture Capital Fund, L.P.*

6.2	Convertible Promissory Note issued to Brightstone Venture Capital Fund, L.P.*

6.3	Convertible Promissory Note Purchase Agreement between TriplePulse, Inc., and Blueberry Ventures 1, L.P.*

6.4	Convertible Promissory Note issued to Blueberry Ventures 1, L.P.*

6.5	Convertible Promissory Note Purchase Agreement between TriplePulse, Inc., and 500 Startups III, L.P.*

6.6	Convertible Promissory Note issued to 500 Startups III, L.P.*

6.7	PPP Loan from Coastal Community Bank*

6.8	EIDL Loan from the United States Small Business Association*

6.9	Warrant W-1 for StartEngine Fund I, L.P.*

6.10	Warrant W-2 for StartEngine Fund I, L.P.*

6.11	Warrant W-3 for StartEngine Fund I, L.P.*

6.12	Warrant W-4 for StartEngine Fund I, L.P.*

6.13	Warrant W-5 for StartEngine Fund I, L.P.*

6.14	Warrant W-6 for StartEngine Fund I, L.P.*

6.15	TriplePulse, Inc. Stock Plan*

6.16	Ratification of Defective Corporate Acts*

6.17	Lease Agreement*

6.18	First Amendment to Lease Agreement*

6.19	Patent License Agreement*

8.1	Escrow Services Agreement*

11.1	Consent of dbbmckennon*

12.1	Opinion of Inspire Business Law Group, PC*

13.1	“Testing the Waters” Materials*

*Previously filed